SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	2006 Interim Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2006

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington Executive Director

Exhibit 1.1

Hutchison Telecommunications International Limited

Corporate Information

Board of Directors

Chairman

FOK Kin-ning, Canning, BA, DFM, CA (Aus)

Executive Directors

Dennis Pok Man LUI, BSc

Chief Executive Officer

Tim Lincoln PENNINGTON, BA

Chief Financial Officer

Non-executive Directors

Frank John SIXT, MA, LLL

Naguib SAWIRIS, BSc, MA

Aldo MAREUSE, BSc

Independent Non-executive Directors

KWAN Kai Cheong, BA, CA (Aus)

John W STANTON, BA, MBA

Kevin WESTLEY, BA, FCA

Alternate Directors

CHOW WOO Mo Fong, Susan, BSc #

(Alternate to Fok Kin-ning, Canning)

CHAN Ting Yu, LLB, BA, PCLL

Corporate Development Director

(Alternate to Dennis Pok Man Lui)

WOO Chiu Man, Cliff, BSc

Chief Technology Officer

(Alternate to Tim Lincoln Pennington)

NARDI, Kar Wai Agnes, BSoc.Sc.*

Operations Director

(Alternate to Frank John Sixt)

Martin MICHLMAYR, BA, MBA

(Alternate to Naguib Sawiris)

Ragy SOLIMAN, LLB, MA

(Alternate to Aldo Mareuse)

Audit Committee

Kevin WESTLEY (Chairman)

KWAN Kai Cheong

John W STANTON

Remuneration Committee

FOK Kin-ning, Canning (Chairman)

KWAN Kai Cheong

Kevin WESTLEY

Company Secretary

Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCS, FCIS

Qualified Accountant

Mark Robert HARRIS, BSc, CPA (USA)

Auditors

PricewaterhouseCoopers

Principal Bankers

ABN AMRO Bank N.V.

The Hongkong and Shanghai Banking Corporation Limited

Standard Chartered Bank (Hong Kong) Limited

#	Appointed as an Alternate Director to Mr Frank John Sixt with effect from 1 September 2006.
*	Resigned as an Alternate Director to Mr Frank John Sixt with effect from 31 August 2006.

1

Contents

•	Corporate Information

2	Operational Highlights

3	Chairman’s Statement

8	Group Capital Resources and Other Information

14	Disclosure of Interests

23	Corporate Governance

24	Independent Review Report

25	Condensed Consolidated Income Statement

26	Condensed Consolidated Balance Sheet

27	Condensed Consolidated Cash Flow Statement

29	Condensed Consolidated Statement of Recognised Income and Expense

30	Notes to the Condensed Consolidated Interim Accounts

•	Information for Shareholders

2	Hutchison Telecommunications International Limited	Interim Report 2006

Operational Highlights

■	Record profit for the period of HK$644 million

■	Profit attributable to equity holders turns positive

■	Mobile customers continue to grow 71% year-on-year to over 23 million worldwide

■	Record growth in India with customer base increasing to 17.5 million

■	Israel achieves impressive results

■	Hong Kong mobile operations returns to positive operating profit

■	Thailand turns EBITDA positive

Interim Report 2006	Hutchison Telecommunications International Limited	3

Chairman’s Statement

I am delighted by the progress made during the first half of 2006. Turnover increased 47.9%, operating profit more than doubled to HK$2,302 million and the Group recorded its highest profit for the period compared to a loss in the same period last year. As a result, the Group recorded a profit attributable to equity holders of HK$2 million from loss attributable to equity holders of HK$370 million in the same period last year.

There are many notable positive developments. Both India and Israel performed well, turning in impressive results.

Hutchison Essar Limited (“Hutchison Essar”), the Group’s operations in India recorded rapid growth in its customer base to 17.5 million, which fuelled strong growth in turnover and profits. In January 2006, Hutchison Essar completed the acquisition of BPL Mobile Cellular Limited (“BPL Circles”, subsequently renamed Hutchison Essar Cellular Limited), adding operations in Maharashtra, Tamil Nadu and Kerala to its existing presence in 13 licence areas, further strengthening the Group’s operations in India. In addition, significant progress was made to simplify and increase our holdings in Hutchison Essar in the light of changes in the foreign direct investment rules in India. Following such reorganisation and completion of acquisition of IndusInd Telecom Network Limited (“ITNL”), the Company has interests in companies that control 66.99% of Hutchison Essar.

Partner Communications Company Ltd. (“Partner”), the Group’s operation in Israel also recorded excellent results in the first half of 2006 with strong service revenue growth and usage patterns from both 2G and 3G customers. We are proud that Partner was recently included in the new NASDAQ Global Select Market tier for public companies. The new tier incorporates NASDAQ’s world-class corporate governance standards.

In addition, we are delighted to see our business in Thailand make a positive Earnings Before Interest, Tax, Depreciation and Amortisation (“EBITDA”) contribution and the mobile operations in Hong Kong make a welcome return to operating profit. Our start up operations in Vietnam and Indonesia are making progress and we expect them to begin to make a contribution to the Group from the start of next year. Whilst markets remain volatile and competition is intensifying, we have established a strong base from which to capitalise on the considerable opportunities that lie ahead.

Group Review

Turnover from continuing operations increased to HK$15,666 million in the first six months of 2006, an increase of 47.9% compared to the same period last year mirroring the growth in our customer base. Excluding the impact of BPL Circles, which was acquired in January 2006, turnover grew by 42.5%.

We again recorded a substantial increase in turnover from India, which now contributes 45.2% of the Group turnover. With a full period’s contribution, turnover from Israel represented 29.2%, whilst Hong Kong and Macau accounted for 20.0% (of which mobile operations represented 12.6% and fixed-line operations represented 7.4%), Thailand 3.4% and other segments contributed 2.2%.

The majority of our turnover comes from mobile telecommunications services, which is increasing and represented 87.1% of total turnover in the first six months of 2006. The balance came from fixed-line telecommunications services representing 7.4%, mobile telecommunications products such as handset and accessory sales representing 3.9%, and other non-telecommunications businesses, principally relating to the IT solutions business of Vanda IT Solutions & Systems Management Limited (“VISS”), which represented 1.6%.

Operating profit before disposal of investments and others increased to HK$2,302 million in the first six months of 2006, as compared to HK$974 million in the same period last year. The growth was due to increased contributions from India and Israel, reflecting the general expansion in scale of those businesses, and a return to operating profit for the mobile operations in Hong Kong as well as a reduction of losses in Thailand.

Our cost of inventories was HK$567 million, a decrease of 22.2% from HK$729 million in the same period last year due primarily to operational factors in Israel and Thailand. Staff costs of HK$1,265 million represented an increase of 30.4% from HK$970 million in the same period last year in line with the growth of the business. Other operating expenses were HK$9,075 million, which were 52.9% higher than HK$5,936 million in the same period last year. The period on period rise in operating expenses is distorted by the inclusion of Israel for only one quarter in 2005 compared to two quarters in 2006 as well as the consolidation of BPL Circles. Excluding these factors, like for like growth in other operating expenses was 25.3%.

The Group increased its reported EBITDA by 60.8% to HK$4,759 million in the first six months of 2006 compared to EBITDA of HK$2,959 million in the same period last year, with all the Group’s major operations making greater contributions to offset the start up losses in Vietnam and Indonesia. As a percentage of turnover, EBITDA was 30.4% in the first six months in 2006, compared to 27.9% in the same period last year.

Depreciation and amortisation grew to HK$2,457 million in the first six months in 2006 from HK$1,985 million in the same period last year. This represented an increase of 23.8% mainly attributable to higher levels of investments, the amortisation of telecommunications licences and other intangibles arising from the accounting for the step up acquisition of Partner in 2005.

4	Hutchison Telecommunications International Limited	Interim Report 2006

Chairman’s Statement

Net interest expense increased by 93.3% to HK$1,326 million in the first six months in 2006. During the first six months the Group incurred higher interest costs in India as a result of the additional debt incurred in the acquisition of BPL Circles, the reorganisation of our investment holding companies in India in March 2006 and exchange loss on foreign currency loans in India of approximately HK$50 million due to depreciation of the Rupee in the second quarter of 2006. Interest expenses also increased due to interest accretion on licence fee liabilities and asset retirement obligations of HK$150 million compared to HK$74 million in the same period last year. There was also a net increase in the interest expense in Israel primarily due to inclusion of Israel’s interest expense for only one quarter in 2005 compared to two quarters in 2006, offset by the decrease in net interest due to the downward revision of its CPI indexed loans.

Profit before taxation from continuing operations increased to HK$974 million in the first six months of 2006 from HK$81 million in the same period last year.

Current and deferred taxes were HK$330 million compared to HK$285 million in the same period last year, an increase of 15.8%. The increase is not in line with the increase in profit before taxation due to the application of tax losses from India and Hong Kong mobile to the tax position.

As a result of the foregoing, the profit in the first six months of 2006 was HK$644 million compared to loss of HK$220 million in the same period last year. The Group recorded a profit attributable to equity holders of HK$2 million in the first six months of 2006 compared to loss of HK$370 million in the same period last year. Basic earnings were HK$0.00 per share in the first six months of 2006 compared to loss of HK$0.08 per share in the same period last year.

The Company did not declare any dividends for the six months ended 30 June 2006.

Operations Review

India

The first half of 2006 saw record mobile customer growth as the market crossed the 100 million customer threshold in April, and reached 109 million by the end of June 2006. This represented market growth of 35% in the first half of 2006 compared to 20% in the same period last year, reflecting the ongoing aggressive network expansion by the industry including our India operations and the introduction of several new tariff structures.

During the first six months of 2006, we completed the acquisition of the three operations of BPL Circles in Maharashtra, Tamil Nadu and Kerala, transitioned them to the “Hutch” brand and integrated them with the existing businesses of Hutchison Essar.

Financial review

Turnover increased to HK$7,085 million in the first six months of 2006, up 50.9% from HK$4,694 million in the same period last year which mirrored the strong growth in the customer base both from the accelerated investment in network and the integration of BPL Circles in January 2006. Excluding the first time inclusion of BPL Circles, like for like turnover growth was 38.8%.

EBITDA was HK$2,316 million in the first six months of 2006 compared to HK$1,579 million in the same period last year. The EBITDA margin at 32.7%, reflects an underlying margin improvement in the existing 13 licence areas offset by a lower margin in BPL Circles. In the first half of 2006, BPL Circles contributed HK$82 million after incurring the initial costs of acquisition and integration. The existing business of Hutchison Essar continued to perform well with EBITDA margins improving to 34.3% compared to 32.4% for 2005 and 31.3% in the second half of 2005, despite additional network related costs resulting from the accelerated investment in networks.

As a result of the growth of the business, operating profit increased to HK$1,763 million compared to HK$1,208 million in the same period last year representing an operating profit margin of 24.9%.

The network expansion is on plan with over 50% increase in the number of cell sites in the first six months of 2006, which resulted in capital expenditure increasing to HK$2,990 million compared with HK$853 million in the first half of 2005.

Operating review

The business added a record 4.6 million customers in the first half of 2006 compared to 1.3 million in the first half of 2005. During the second quarter, we maintained the momentum established in Q1 with 2.18 million net additions compared to 0.64 million in Q2 2005. This increased the customer base to 17.5 million, including 1.56 million customers added on completion of the acquisition of the BPL Circles, a 14.2% improvement on the previous quarter and 107.8% higher than the customer base as at 30 June 2005.

Growth was predominantly in the prepaid segment, which accounted for 92% of the net additions in the first half of 2006. This affected the mix between prepaid and postpaid customers and resulted in the prepaid base expanding to 82.8% of the total customer base at the end of June 2006 compared to 77.8% as at December 2005.

Interim Report 2006	Hutchison Telecommunications International Limited	5

Chairman’s Statement

The blended average revenue per user (“ARPU”) in Q2 2006 was INR433, 4.6% lower when compared to INR454 in Q1 2006 and 21.8% lower than the INR554 in Q2 2005. This fall in blended ARPU was mainly caused by the change in the mix of prepaid and postpaid customers, lower tariff plans and the inclusion of BPL Circles with its higher proportion of prepaid customers and lower reported ARPU.

Prepaid ARPU was broadly flat at INR283 on the previous quarter and 10.4% lower than Q2 2005. The introduction of lower value refills and Life Time tariff plans, which contributed to the accelerated expansion in the market, is attracting new customers with lower usage patterns resulting in a fall in ARPU. This is being offset by higher absolute volume of inbound and outbound minutes carried on the network.

Postpaid ARPU remained in line with Q1 2006 at INR1,116 in Q2 2006 despite intense competition for postpaid customers. There was a decrease of 3.0% on Q2 2005, mainly as a result of the inclusion of BPL Circles’ postpaid customers that have a lower reported ARPU than the existing postpaid customers.

Hong Kong and Macau

The Group is a leading mobile and fixed-line telecommunications operator in Hong Kong.

Turnover from the Group’s fixed and mobile businesses in Hong Kong and Macau was HK$3,138 million in the first six months of 2006, representing 20.0% of the group turnover. The EBITDA from Hong Kong and Macau was HK$1,075 million in the first six months of 2006, with an EBITDA margin of 34.3%. The Hong Kong business returned to profitability generating HK$200 million in operating profit in the first six months of 2006, rebounding from an operating loss of HK$72 million in the same period last year.

Hong Kong Mobile

The Group’s mobile business in Hong Kong maintained its position as the leading 3G operator in Hong Kong and one of the largest mobile operators in the market.

Financial review

Turnover rose 7.0% to HK$1,975 million from HK$1,845 million in the same period last year, mainly driven by growth in our higher ARPU 3G contract customers.

EBITDA was HK$639 million in the first six months of 2006, 57.8% higher than HK$405 million in the same period last year. As a percentage of turnover, EBITDA was 32.4% in the first six months of 2006, representing a substantial improvement when compared to 22.0% in the same period last year. The increased EBITDA is due to the revenue growth and operating costs that were 7.2% lower in the first half as a result of a number of initiatives launched in 2005. As a result, the business returned to profitability with an operating profit of HK$71 million compared to an operating loss of HK$148 million in the same period last year.

Capital expenditure was HK$85 million in the first six months of 2006. A number of initiatives announced in the first half of the year, such as the High Speed Downlink Packet Access (“HSDPA”) upgrade to the 3G network will be launched in the second half of 2006.

Operating review

During Q2 2006, Hong Kong Mobile had approximately 56,000 net additions, mainly on 3G postpaid contracts, increasing the combined customer base to 2.07 million. Despite the high levels of mobile phone ownership in the market, we continued to see growth in the customer base, which was 2.8% higher than the previous quarter and 9.3% higher than that of 30 June 2005. The 3G customer base now exceeds 600,000.

Postpaid ARPU increased by 3.5% to HK$206 from the previous quarter reflecting seasonal increase in roaming revenue and is comparable with Q2 2005.

Hong Kong Fixed

The Group’s fixed-line business is one of the largest fixed-line telecommunications operators. It owns and operates the largest fibre-optic building-to-building telecommunications network in Hong Kong.

Financial review

Turnover increased to HK$1,163 million, an increase of 10.3% from HK$1,054 million in the same period last year, reflecting the growth in international and local data services, and residential broadband services. The first half of 2006 was characterised by more stable prices and rising volume.

6	Hutchison Telecommunications International Limited	Interim Report 2006

Chairman’s Statement

EBITDA was HK$436 million in the first six months of 2006 compared to HK$387 million in the same period last year. The EBITDA was 37.5% of turnover, which is in line with the EBITDA margin in the same period last year. The EBITDA margin has been maintained due to a change in the business mix as the Group recorded relatively higher growth in the higher margin data services and broadband services. We also saw an improved operating cost structure for the business resulting from a number of initiatives launched in 2005.

As a result, the operating profit increased to HK$129 million compared to HK$76 million in the same period last year.

Capital expenditure was HK$186 million in the first six months of 2006.

Israel

Partner has been a subsidiary since April 2005. Partner’s turnover in the first six months of 2006 was HK$4,569 million and represented 29.2% of the group turnover.

Partner delivered a good performance in the first half of 2006, with strong service revenue growth and usage patterns from both 2G and 3G customers.

Financial review

Turnover increased to HK$4,569 million from HK$2,201 million in the same period last year. This period on period growth in turnover is distorted by inclusion of Partner’s turnover for only one quarter in 2005 compared to two quarters in 2006. On like for like basis, Partner’s turnover in first half of 2006 increased by 5.3% compared to first half of 2005, primarily due to growth in service revenue. This increase reflected the growth in the customer base and in the average minutes of use, but was partially offset by the effect of the approximate 7% reduction in interconnection tariffs that came into effect in March 2006.

EBITDA in the first six months of 2006 increased to HK$1,507 million from HK$729 million in the same period last year. This represented an EBITDA margin of 33.0%, comparable to 33.1% in the same period last year. This period on period growth in EBITDA is distorted by inclusion of Partner’s EBITDA for only one quarter in 2005 compared to two quarters in 2006. On like for like basis, Partner’s EBITDA in first half of 2006 increased by 5.2% compared to first half of 2005, in line with the 5.3% increase in turnover.

As a result of this stronger operating performance, the operating profit before disposal of investments and others increased to HK$779 million compared to HK$317 million in the same period last year. This represents 33.8% of the group operating profit.

Capital expenditure was HK$275 million in the first six months of 2006.

Operating review

During Q2 2006, Partner recorded 25,000 net additions, which was lower than the net additions of approximately 31,000 in previous quarter and 37,000 in Q2 2005, primarily due to the highly penetrated nature of the market. Postpaid customers increased 1.1% on the previous quarter and 7.5% on Q2 2005, and represented approximately 70.3% of the customer base as of 30 June 2006. As of 30 June 2006, the active customer base was approximately 2,585,000 with approximately 768,000 prepaid customers. Of the customer base as of 30 June 2006, approximately 165,000 were 3G customers. Partner estimates its total market share as of 30 June 2006 to have been around 32%.

The blended ARPU in Q2 2006 was NIS158, an increase of 3.9% from NIS152 in the previous quarter reflecting seasonal factors, but comparable to NIS157 in Q2 2005.

The average monthly usage per customer in Q2 2006 was approximately 307 minutes per month, an increase of 2.0% compared to 301 minutes in the previous quarter and 3.7% higher than 296 minutes in Q2 2005.

The monthly churn rate in Q2 2006 maintained at 1.4%, but increased from 1.2% in Q2 2005.

Thailand

Considerable work has been undertaken in Thailand, streamlining the operations and re-orientating the business focus to better address the market. During the first half of 2006, we continued to see margin improvements and returned a positive EBITDA, a key milestone for the company.

Financial review

Turnover decreased to HK$530 million or 4.7% in the first six months of 2006, from HK$556 million in the same period last year due to increased competition in an extremely aggressive market. A sharp increase in promotional offers entering the market in first half of 2006 contributed to significant tariffs reductions.

Interim Report 2006	Hutchison Telecommunications International Limited	7

Chairman’s Statement

Despite the tougher market, we posted the first positive EBITDA at HK$49 million in the first six months of 2006. This compares to a Loss Before Interest, Tax, Depreciation and Amortisation (“LBITDA”) of HK$35 million in the same period last year. As a percentage of turnover, EBITDA was 9.2% reflecting success in improving the operating cost structure of the business resulting from the initiatives launched in 2005.

As a result of the foregoing, operating loss improved 34.6% to HK$229 million compared to HK$350 million in the same period last year.

With the completion of the West Coast roll out, capital expenditure reduced to HK$56 million in the first six months of 2006 from HK$168 million.

Operating review

As at 30 June 2006, the total customer base in Thailand was approximately 738,000, an increase of 9.2% on the customer base as at 30 June 2005. The operating environment in the first half remained difficult, which led the company to focus on managing the profitability of the business.

The prepaid ARPU for Q2 2006 was THB265, a decrease of 20.2% on the previous quarter and 9.6% lower than THB293 in Q2 2005, reflecting the aggressive tariff competition particularly in the second quarter.

In line with our policy of aligning the key performance indicators definitions across the Group, we have changed the basis of the minutes of use reporting for Thailand by including both outgoing and incoming minutes where previously only outgoing were reported. The average monthly usage per prepaid customer in Q2 2006 increased to approximately 503 minutes per month, an increase of 4.1% compared to the previous quarter and 22.7% higher than in Q2 2005, largely benefiting from an increase in inbound traffic.

The postpaid ARPU for Q2 2006 was THB961, a decrease of 3.9% on the previous quarter and 4.9% lower than in Q2 2005, reflecting the lowering and in some cases removal of the minimum spend requirements on postpaid contracts which was introduced to the market in the second quarter.

The postpaid monthly churn rate in Q2 2006 increased to 5.1% from 3.4% last quarter as the more aggressive tariff competition led to more movements of customers between operators.

Others

“Others” is currently comprised of Indonesia, Vietnam, Sri Lanka, Ghana, VISS and Corporate Office.

Financial review

Turnover increased to HK$344 million from HK$244 million in the same period last year. The increase reflects the general increase in scale of Sri Lanka and Ghana as well as an increased contribution from VISS.

LBITDA in the first six months of 2006 was HK$188 million, compared to HK$106 million in the same period last year. The losses were mainly attributable to the inclusion of the operating expenses incurred by the start up operations in Vietnam and Indonesia.

Outlook

We have seen a strong performance in the first half of 2006 and many of the fundamentals are in place for a continuation of that performance in the second half of 2006.

Customer growth in the first half was in line with our expectations and, provided there is no slowing of the momentum in India, we expect that to continue in the second half. The relative proportion of prepaid customers in the customer mix has increased as a result of the expansion of that segment of the market in India which will have a bearing on turnover growth, although we maintain our March 2006 outlook of double-digit turnover growth in 2006.

We have achieved better cost control that has offset much of the impact on turnover arising out of the change in customer mix. Accordingly, we do not expect any change to the outlook on EBITDA and EBITDA margins.

Our network expansion is continuing at a rapid pace, particularly in India. We maintain our outlook of capital expenditure of HK$13.5 billion to HK$14.5 billion for the full year although there may be some lag in booking capital expenditure which would result in some of the planned capital expenditure flowing over into 2007.

The Group achieved a small profit attributable to equity holders in the first half of 2006. The extent to which this is sustained in the second half of 2006 will depend on the timing of the launch of operations in Indonesia and Vietnam, both of which are scheduled for the second half of 2006.

I would like to thank the Board of Directors and all the Group’s employees around the world for their hard work, support and dedication.

FOK Kin-ning, Canning

Chairman

Hong Kong, 16 August 2006

8	Hutchison Telecommunications International Limited	Interim Report 2006

Group Capital Resources and Other Information

Capital Resources and Liquidity

Net debt of the Group was HK$32,476 million compared to HK$24,256 million as at 31 December 2005. The increase is as a result of increased investment in assets, acquisitions and the assumption of BPL Circles net debt of HK$3,238 million. The ratio of our total debts to total assets was approximately 49.0%.

The Group’s net debt / (cash) at 31 December 2005 and 30 June 2006 is as follows:

	Total debts HK$ millions	As at 31 December 2005 Cash and cash equivalents HK$ millions	Net debt / (cash) HK$ millions

Hong Kong and Macau:

Mobile telecommunications	4,128	311	3,817

Fixed-line telecommunications	264	169	95

Subtotal for Hong Kong and Macau	4,392	480	3,912

India	5,853	1,027	4,826

Israel	4,541	7	4,534

Thailand	7,186	38	7,148

Others	4,720	884	3,836

	26,692	2,436	24,256

	Total debts HK$ millions	As at 30 June 2006 Cash and cash equivalents HK$ millions	Net debt / (cash) HK$ millions

Hong Kong and Macau:

Mobile telecommunications	3,723	241	3,482

Fixed-line telecommunications	13	127	(114)

Subtotal for Hong Kong and Macau	3,736	368	3,368

India	12,502	1,684	10,818

Israel	4,397	71	4,326

Thailand	8,072	15	8,057

Others	6,757	850	5,907

	35,464	2,988	32,476

The net debt in India of HK$10,818 million is represented by net debt in the operating companies of HK$8,231 million (as at 31 December 2005 - HK$4,253 million) and net external borrowings in intermediate group holding companies used to hold the Group’s direct and indirect interests of HK$2,587 million (as at 31 December 2005 - HK$573 million).

Interim Report 2006	Hutchison Telecommunications International Limited	9

Group Capital Resources and Other Information

The Group’s borrowings at 30 June 2006 are denominated and repayable as follows:

	HK$	INR	THB	JPY	USD	NIS	Others	Total

Within 1 year	0.2%	18.9%	17.8%	4.6%	1.9%	0.1%	0.1%	43.6%

In year 2	10.5%	–	–	–	0.1%	0.9%	–	11.5%

In year 3	5.1%	11.6%	–	–	13.7%	0.7%	–	31.1%

In year 4	–	–	–	–	0.1%	1.5%	–	1.6%

In year 5	–	–	–	–	3.1%	3.3%	–	6.4%

Beyond 5 years	–	–	–	–	–	5.8%	–	5.8%
	15.8%	30.5%	17.8%	4.6%	18.9%	12.3%	0.1%	100.0%

The Group is exposed to market risk from changes in interest rates and currency exchange rates. Interest rate risk exists principally with respect to the Group’s financial liabilities bearing interest at floating rates. Interest rate risk also exists with respect to the fair value of fixed rate financial assets and liabilities. Exchange rate risk exists with respect to the Group’s financial assets and liabilities denominated in currencies other than Hong Kong dollars. The Group is also subject to exchange rate risks with respect to its operations and investments outside Hong Kong. The Group manages these risks by a variety of methods, including the use of a number of derivative financial instruments such as cross currency and interest rate swap contracts. All transactions in derivative financial instruments are undertaken for risk management purposes only. No instruments are held by the Group for trading or speculative purposes.

As at 30 June 2006, the Group has currency swap arrangements with banks to swap the Japanese Yen borrowings of JPY24,195 million or HK$1,621 million and US dollar borrowings of US$20 million or HK$156 million into Thai Baht borrowings to match currency exposure of the underlying business. The Group also has a currency and interest rate swap agreement with a bank to swap floating US dollar borrowings of US$80 million or approximately HK$624 million of floating rate into fixed rate Indian Rupees borrowings of INR3,658 million to match currency and interest rate exposure of the underlying business.

As at 30 June 2006, total borrowings of HK$8,174 million (as at 31 December 2005-HK$7,488 million) are guaranteed by Hutchison Whampoa Limited (“HWL”) and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 30 June 2006, fixed assets and current assets of certain subsidiaries amounting to HK$23,162 million and HK$10,633 million, respectively (as at 31 December 2005-HK$11,520 million and HK$6,756 million, respectively) were used as collateral for certain of the borrowings. The current portion of borrowings of the Group is secured to the extent of HK$4,099 million (as at 31 December 2005-HK$868 million). The non-current portion of borrowings of the Group is secured to the extent of HK$18,639 million (as at 31 December 2005-HK$16,748 million).

10	Hutchison Telecommunications International Limited	Interim Report 2006

Group Capital Resources and Other Information

Funding and Investment Review

Cash flow

Cash generated from continuing operations in the first six months of 2006 was HK$3,558 million, an increase of 9.1% from HK$3,262 million in the same period last year. The increase was mainly due to increase in profit before taxation which increased by HK$893 million. After interest expenses paid in the first six months, which increased to HK$1,148 million from HK$601 million, the net cash generated from operating activities decreased to HK$2,183 million from HK$2,567 million in the same period last year.

Cash flow used in investing activities in the first six months of 2006 was HK$7,850 million, which increased following a number of acquisitions in the period. Included in the total is the part payment for ITNL, Essar Spacetel Limited, BPL Mobile Communications Limited, and a net increase in assets related to the reorganisation of our indirect interest in the India business. There were no proceeds from disposals in the first six months of 2006 as compared to HK$479 million inflow in the same period last year.

The net cash flow before financing was an outflow in the first half of 2006 of HK$5,667 million compared to an inflow of HK$573 million in the same period last year.

Cash flow from financing activities in the first six months of 2006 was HK$6,219 million. This is mainly due to net drawdown of interest bearing debt of HK$5,129 million and equity contributions from minority shareholders of HK$1,368 million.

As a result, net debt increased by HK$8,220 million to HK$32,476 million as of 30 June 2006 from HK$24,256 million as of 31 December 2005. This increase related to net debt draw down of HK$5,129 million and HK$3,238 million of debt acquired with BPL Circles.

Capital expenditure

Capital expenditure in the first six months of 2006 was HK$3,709 million, from HK$1,936 million in the same period last year. This was primarily due to the accelerating expansion of our coverage by the India operations and expansion in our new markets of Indonesia and Vietnam. The capital expenditure of India increased as we continued to invest to broaden our coverage in our existing licence areas as well as through the first time inclusion of BPL Circles. These increases were offset by decreases in capital expenditure in the mobile operations in Hong Kong and Thailand. This is in line with the Group’s strategy of seeking to double the size of the network in India during 2006.

Treasury Policies

The Group’s overall treasury and funding policies focus on financial risks management, including interest rate and foreign exchange risks, and on cost efficient funding of the operations of its companies. In general, financings are raised through the Group’s operating subsidiaries to meet their respective funding requirements. For overseas operations, which consist of non-Hong Kong dollar and non-US dollar assets, the Group generally endeavours to hedge its foreign currency positions with the appropriate level of borrowings in those same currencies. For transactions directly related to the underlying businesses, forward foreign exchange contracts and interest rate and currency swaps may be utilised when suitable opportunities arise. The use of financial derivative instruments is strictly controlled and solely for management of the Group’s interest rate and foreign currency exchange rate exposures in connection with its borrowings. It is the Group’s policy not to enter into derivative transactions for speculative purposes.

Contingent Liabilities

At 30 June 2006, the Group had contingent liabilities largely in respect of performance guarantees amounting to HK$467 million (as at 31 December 2005-HK$887 million).

Interim Report 2006	Hutchison Telecommunications International Limited	11

Group Capital Resources and Other Information

Recent Events

Since 30 June 2006, a number of important events affecting the Company and its subsidiaries have occurred.

(a)

On 30 June 2006, the Group entered into agreements to acquire ITNL for an aggregate consideration of US$450 million (or approximately HK$3,495 million). ITNL holds 5.11% of Hutchison Essar, a leading telecommunications company in India and a subsidiary of the Company. The acquisition of the Group’s interest in ITNL was completed subsequent to 30 June 2006.

(b)

On 31 July 2006, the Group entered into, and completed, an agreement with a wholly owned subsidiary of HWL to dispose of VISS, a wholly owned subsidiary of the Company, for a consideration of HK$105 million. Such consideration was paid on completion and may be subject to further adjustment. After completion, the Group has continued to provide financial assistance to VISS and its subsidiaries subject to a counter-indemnity.

(c)

On 23 December 2005, Hutchison Essar entered into a share purchase agreement to acquire BPL Mobile Communications Limited. On 31 July 2006, Hutchison Essar issued a notice to the vendors notifying them that all conditions precedent to completion had been fulfilled and satisfied or waived for the purposes of completion and called upon the vendors to undertake completion on 31 July 2006. The vendors have failed to undertake completion and on 1 August 2006, each of the vendors issued a notice to Hutchison Essar purporting to terminate the share purchase agreement. Hutchison Essar considers the vendors to be under an obligation to undertake completion and the attempt to terminate the share purchase agreement to be wrongful. Hutchison Essar is taking all necessary steps and action to pursue completion in accordance with the terms of the share purchase agreement.

Purchase, Sale or Redemption of the Company’s Listed Securities

During the period, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities. In addition, the Company has not redeemed any of its listed securities during the period.

Staff

At the end of June 2006, Hutchison Telecom’s team of worldwide staff stood at over 10,000.

In meeting its objectives, the Group seeks to attract talented individuals who will contribute to Hutchison Telecom’s businesses around the world. At the same time, its commitment to rapid growth and cutting-edge technology means that staff are able to gain exposure to the latest technology and evolving market conditions while enjoying ample opportunities for personal growth and development. The Group also promotes the sharing of cross-cultural experiences to build a diverse ethnic and cultural workforce. In addition to growing with the Group, staff also have the opportunity to extend their knowledge beyond local boundaries and gain exposure to global services and practices.

The salary and benefit levels of the Group’s employees are kept at a competitive level and employees are rewarded on a performance related basis within the general framework of the Group’s salary and bonus system, which is designed by reference to the salaries paid by comparable companies, responsibilities of the relevant employees and employment conditions elsewhere in the Group, and is reviewed annually. The Company and certain of its subsidiaries offer equity-linked compensation elements appropriate to their market. A wide range of benefits including medical coverage, provident funds, retirement plans and long service awards are also provided to employees.

The Group is also aware of the value of maintaining staff satisfaction. With over 20 years’ of experience and a focus on staff development, it has been able to cultivate an excellent staff morale and motivation, resulting in the Group’s ability to maintain its impressive performance.

12	Hutchison Telecommunications International Limited	Interim Report 2006

Group Capital Resources and Other Information

Unaudited Key Performance Indicators for the Three Months Ended 30 June 2006

The Group’s mobile customer base was approximately 23,469,000 as at 30 June 2006. The Key Performance Indicators for the second quarter of 2006 and the previously four quarters are as follows:

Customer Base	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005

Country	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)	Total (‘000)	Postpaid (‘000)	Prepaid (‘000)

Hong Kong (incl Macau)	2,065	1,431	634	2,009	1,398	611	1,971	1,365	606	1,920	1,341	579	1,890	1,316	574

India	17,544	3,024	14,520	15,361	2,899	12,462	11,413	2,535	8,878	9,709	2,455	7,254	8,441	2,364	6,077

Israel	2,585	1,817	768	2,560	1,798	762	2,529	1,775	754	2,480	1,741	739	2,409	1,690	719

Thailand	738	329	409	747	346	401	732	345	387	719	340	379	676	329	348

Others	537	X	X	425	X	X	296	X	X	236	X	X	332	X	X

Total	23,469			21,102			16,941			15,064			13,748

Notes:

(1)

A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.

(2)

Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3)

Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end. A new prepaid customer is recognised upon making the first call or registration/activation.

(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(7)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

ARPU[1]		Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005

Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Hong Kong (incl Macau)	HKD	152	206	28	147	199	28	153	204	34	154	207	33	154	209	31

India	INR	433	1,116	283	454	1,118	285	511	1,155	310	518	1,106	305	554	1,150	316

Israel	NIS	158	X	X	152	X	X	148	X	X	162	X	X	157	X	X

Thailand	THB	582	961	265	643	1,000	332	627	969	321	623	941	331	690	1,011	293

Others	USD	5.65	X	X	5.91	X	X	6.25	X	X	6.76	X	X	9.17	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.

(4)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

Interim Report 2006	Hutchison Telecommunications International Limited	13

Group Capital Resources and Other Information

MOU[1]	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005

Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Hong Kong (incl Macau)	460	643	47	451	628	47	455	632	50	454	628	51	423	593	46

India	392	804	301	378	753	282	385	728	278	369	687	254	351	654	230

Israel	307	X	X	301	X	X	287	X	X	306	X	X	296	X	X

Thailand	684	901	503	668	880	483	662	861	484	659	822	509	579	743	410

Others	131	X	X	129	X	X	138	X	X	145	X	X	140	X	X

Notes:

(1)

Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.

(2)

The MOU for Thailand as reported in Q1 2006 and prior quarters excluded the incoming minutes carried over the network as customers in Thailand are not being charged for the incoming minutes carried over the network. To be in line with other telecommunications operators, the MOU of Thailand have been restated to include the incoming minutes carried over the network. Had the previous computation of MOU been used, the MOU for Thailand would be as follows:

MOU	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005

Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Thailand	402	593	242	414	593	258	418	586	267	396	529	273	341	468	212

(3)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(4)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

Churn[1]	Q2 2006 30 June 2006			Q1 2006 31 March 2006			Q4 2005 31 December 2005			Q3 2005 30 September 2005			Q2 2005 30 June 2005

Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid

Hong Kong (incl Macau)	3.9%	2.0%	7.3%	4.5%	2.0%	8.7%	4.2%	2.2%	7.5%	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%

India	5.1%	5.0%	5.1%	5.2%	5.2%	5.2%	5.7%	5.2%	5.8%	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%

Israel	1.4%	X	X	1.4%	X	X	1.0%	X	X	1.1%	X	X	1.2%	X	X

Thailand	6.9%	5.1%	8.5%	5.4%	3.4%	7.2%	6.4%	3.8%	8.8%	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%

Others	2.0%	X	X	2.1%	X	X	3.9%	X	X	3.4%	X	X	3.1%	X	X

Notes:

(1)

Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.

(2)	The data for Hong Kong and Israel relate to both 2G and 3G services.
(3)	“Others” is currently comprised of Ghana and Sri Lanka. “Others” in Q2 2005 was comprised of Ghana, Paraguay and Sri Lanka.

The Board of Directors wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records.

Investors are cautioned not to unduly rely on such data.

14	Hutchison Telecommunications International Limited	Interim Report 2006

Disclosure of Interests

Directors’ and Chief Executive’s Interests and Short Positions in Shares, Underlying Shares and

Debentures of the Company and its Associated Corporations

As at 30 June 2006, the interests and short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) which had been notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules and adopted by the Company (the “Model Code”) were as follows:

(I)	Interests and short positions in the shares, underlying shares and debentures of the Company

  Long positions in the shares/underlying shares of the Company

Name of Director/ Alternate Director	Capacity	Nature of interests	Number of shares held	Number of underlying shares held	Approximate % of shareholding

Fok Kin-ning, Canning	Interest of a controlled	Corporate interest	1,202,380	–	0.0253%
	corporation		(Note 1)

Dennis Pok Man Lui	Beneficial owner	Personal interest	100,000	–	0.0021%

Frank John Sixt	Beneficial owner	Personal interest	–	255,000	0.0054%
				(Note 2)

Naguib Sawiris	Beneficiary of a trust	Other interest	917,759,172	–	19.31%
			(Note 3)

John W Stanton	Interest held	Other interest	–	105,000	0.0022%
	jointly with spouse			(Note 4)

Chow Woo Mo Fong,	Beneficial owner	Personal interest	250,000	–	0.0053%
Susan

Chan Ting Yu	Beneficial owner	Personal interest	100,000	–	0.0021%

Nardi, Kar Wai Agnes	Beneficial owner	Personal interest	100,000	–	0.0021%

Notes:

1.	Such shares were held by a company which is equally controlled by Mr Fok Kin-ning, Canning and his spouse.
2.	17,000 American Depositary Shares (each representing 15 ordinary shares) were held by Mr Frank John Sixt.
3.

Such shares were held by a wholly owned subsidiary of Orascom Telecom Holding S. A. E. (“OTH”) which is an indirect non wholly owned subsidiary of February Private Trust Company Limited (“FPT”), which in turn is the trustee of a discretionary trust (“DT”) whose founder is Mr Nassef Onsi Naguib Sawiris. Mr Naguib Sawiris, his spouse and children are beneficiaries of the DT. Please also see Note 12 on page 18 below.

4.	7,000 American Depositary Shares (each representing 15 ordinary shares) were held jointly by Mr John W Stanton and his spouse.

Interim Report 2006	Hutchison Telecommunications International Limited	15

Disclosure of Interests

(II)	Interests and short positions in the shares, underlying shares and debentures of the associated corporations of the Company

  Long positions in the shares of the associated corporation of the Company

As at 30 June 2006, Mr Fok Kin-ning, Canning held corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.146% of the then issued share capital, in Partner Communications Company Ltd. through a company which is equally controlled by Mr Fok and his spouse.

Save as disclosed above, as at 30 June 2006, none of the Directors and chief executive of the Company and their respective associates had any other interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which had to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she was taken or deemed to have under such provisions of the SFO) or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

Interests and Short Positions of Shareholders in the Shares and Underlying Shares of the Company Discloseable under the SFO

So far as is known to any Directors or chief executive of the Company, as at 30 June 2006, other than the interests and short positions of the Directors or chief executive of the Company as disclosed above, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange:

(I)	Interests and short positions of substantial shareholders in the shares and underlying shares of the Company

  Long positions in the shares of the Company

Name	Capacity	Number of shares held		Approximate % of shareholding

Hutchison Telecommunications Investment Holdings Limited	(i) Beneficial owner	2,178,903,076 (Note 1)	) )
(“HTIHL”)	(ii) Interest of a controlled corporation	187,966,653 (Note 1)	) )	49.80%

Hutchison Telecommunications Limited (“HTL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.80%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.80%

Hutchison Whampoa Limited (“HWL”)	Interest of controlled corporations	2,366,869,729 (Note 1)		49.80%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,418,962,316 (Note 2)		50.90%

16	Hutchison Telecommunications International Limited	Interim Report 2006

Disclosure of Interests

Name	Capacity	Number of shares held		Approximate % of shareholding
Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,418,962,316 (Note 3)		50.90%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,418,962,316 (Note 4)		50.90%

Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,418,962,316 (Note 4)		50.90%

Li Ka-shing (“Mr Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,419,115,596 (Note 5)	) ) )

	(ii) Interest of controlled corporations	27,513,355 (Note 6)	) )	51.48%

Orascom Telecom Eurasia Limited (“OTE”)	Beneficial owner	917,759,172 (Note 7)		19.31%

OTH	Interest of a controlled corporation	917,759,172 (Note 7)		19.31%

Weather Capital Sarl (“WCS”)	Interest of controlled corporations	917,759,172 (Note 7)		19.31%

Weather Investments S.p.A. (“WIS”)	Interest of controlled corporations	917,759,172 (Note 7)		19.31%

Weather Investments II Sarl (“WI II”)	Interest of controlled corporations	917,759,172 (Note 7)		19.31%

April Holding (“AH”)	Interest of controlled corporations	917,759,172 (Note 7)		19.31%

FPT	Interest of controlled corporations and trustee	917,759,172 (Note 8)		19.31%
Nassef Onsi Naguib Sawiris	Founder of a discretionary trust	917,759,172 (Note 9)		19.31%

Interim Report 2006	Hutchison Telecommunications International Limited	17

Disclosure of Interests

  Short positions in the underlying shares of the Company

Name	Capacity	Number of underlying shares held	Approximate % of shareholding
HTIHL	Beneficial owner	175,326,456 (Note 10)	3.69%

HTL	Interest of a controlled corporation	175,326,456 (Note 10)	3.69%

HIL	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

HWL	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

CKH	Interest of controlled corporations	175,326,456 (Note 10)	3.69%

TUT1	Trustee	175,326,456 (Note 10)	3.69%

TDT1	Trustee and beneficiary of a trust	175,326,456 (Note 10)	3.69%

TDT2	Trustee and beneficiary of a trust	175,326,456 (Note 10)	3.69%
Mr Li	Founder of discretionary trusts and interest of controlled corporations	175,326,456 (Note 10)	3.69%

(II)	Interests and short positions of other person in the shares and underlying shares of the Company

  Long positions in the shares of the Company

Name	Capacity		Number of shares held		Approximate % of shareholding
JPMorgan Chase & Co. (“JCC”)	(i)	Beneficial owner	2,120,853)

	(ii)	Investment manager	124,982,000)

	(iii)	Approved lending agent	119,478,229 (Note 11)	) )	5.19%

Notes:

1.

HTIHL is a direct wholly owned subsidiary of HTL, which in turn is a direct wholly owned subsidiary of HIL, which in turn is a direct wholly owned subsidiary of HWL. By virtue of the SFO, HWL, HIL and HTL are deemed to be interested in the 2,178,903,076 shares of the Company and 187,966,653 shares of the Company held respectively by HTIHL and a wholly owned subsidiary of HTIHL. Please also see Note 12 below.

2.

Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested as a substantial shareholder of the Company under the SFO. CKH is also interested in the share capital of the Company through certain wholly owned subsidiary companies of CKH. Please also see Note 12 below.

18	Hutchison Telecommunications International Limited	Interim Report 2006

Disclosure of Interests

3.

TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares of CKH, TUT1 as trustee of UT1 is therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

4.

Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

5.

Mr Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr Li is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL or HTL is taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly owned subsidiary companies) as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

6.	Such shares are held by companies of which Mr Li is interested in the entire issued share capital.
7.

OTE is a direct wholly owned subsidiary of OTH, which in turn is a non wholly owned subsidiary of WCS, which in turn is a wholly owned subsidiary of WIS, which in turn is a non wholly owned subsidiary of WI II, which in turn is a non wholly owned subsidiary of AH. The 917,759,172 shares of the Company were subject to a share charge created in favour of HTIHL as security for OTE’s obligation to repay a promissory note it issued on 21 December 2005 in favour of HTIHL. Such security was released on 28 February 2006 on due repayment of the promissory note. Please also see Note 12 below.

8.

AH is a wholly owned subsidiary of FPT. By virtue of the SFO, FPT, as trustee of a discretionary trust (“DT”), is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which OTE is taken to be interested as a substantial shareholder of the Company under the SFO. Please also see Note 12 below.

9.

Mr Nassef Onsi Naguib Sawiris is the founder of the DT and is taken to have a duty of disclosure in relation to the shares of the Company under the SFO. He is also deemed to be interested in the shares of the Company in which the DT is taken to have a duty of disclosure under the SFO. Please also see Note 12 below.

10.

Such underlying shares of the Company are held by virtue of a call option granted over such shares by HTIHL in favour of OTE. Such call option was granted pursuant to a shareholders’ agreement dated 21 December 2005, which was made pursuant to a sale and purchase agreement dated 21 December 2005 for the sale of 917,759,172 shares of the Company held by HTIHL to OTE.

11.

Certain subsidiary companies of JCC and JCC together hold 5% or more of the issued share capital of the Company. By virtue of the SFO, JCC is taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company.

12.

According to the disclosures made to the Company pursuant to and solely for the purposes of the SFO, each of Mr Li, CKH, TUT1, TDT1, TDT2, HTIHL, HTL, HIL and HWL appeared to be taken as being interested in the 917,759,172 shares of the Company beneficially owned by OTE and controlled exclusively by OTE and OTH, and each of Mr Naguib Sawiris, OTH, OTE, WCS, WI II, FPT and Mr Nassef Onsi Naguib Sawiris appeared to be taken as being interested in the 2,366,869,729 shares of the Company beneficially owned by HTIHL (and its controlled corporation) and controlled exclusively by HWL, HIL, HTL and HTIHL, all as a result of the application of Sections 317 and 318 of the SFO by virtue of HWL, HTIHL, OTH and OTE being parties to a shareholders’ agreement dated 21 December 2005 that imposes obligations or restrictions on any party with respect to their use, retention or disposal of their shares of the Company even though no shares of the Company have been acquired in pursuance of that agreement.

Save as disclosed above, as at 30 June 2006, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

Interim Report 2006	Hutchison Telecommunications International Limited	19

Disclosure of Interests

Share Options and Directors’ Rights to Acquire Shares

The Group operates certain option schemes. The outstanding share options under the respective share option schemes for the six months ended 30 June 2006 are set out below.

(I)	Share option scheme of the Company

Particulars of outstanding options under the share option scheme of the Company (the “HTIL Share Option Scheme”) at the beginning and at the end of the financial period for the six months ended 30 June 2006 and options granted, exercised, cancelled and lapsed during the period were as follows:

			Granted during the six months ended 30 June 2006	Exercised during the six months ended 30 June 2006	Cancelled/ expired during the six months ended 30 June 2006				Price of share of the Company (3)
Name or category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2006				Number of share options held at 30 June 2006	Exercise period of share options	Exercise price of share options (2)	At the grant date of share options (3)	At the exercise date of share options
								HK$	HK$	HK$
Directors/ Alternate Directors
Dennis Pok Man Lui	8.8.2005	13,500,000	–	–	–	13,500,000	8.8.2006 to	8.70	8.60	N/A
							7.8.2015
Tim Lincoln Pennington	8.8.2005	5,000,000	–	–	–	5,000,000	8.8.2006 to	8.70	8.60	N/A
							7.8.2015
Chan Ting Yu	8.8.2005	5,000,000	–	–	–	5,000,000	8.8.2006 to	8.70	8.60	N/A
							7.8.2015
Woo Chiu Man, Cliff	8.8.2005	3,500,000	–	–	–	3,500,000	8.8.2006 to	8.70	8.60	N/A
							7.8.2015
Nardi, Kar Wai Agnes	8.8.2005	4,000,000	–	–	–	4,000,000	8.8.2006 to	8.70	8.60	N/A
							7.8.2015

		31,000,000	–	–	–	31,000,000
Other Employees in aggregate	8.8.2005	45,300,000	–	–	(7,750,000)	37,550,000	8.8.2006 to	8.70	8.60	N/A
							7.8.2015

Total:		76,300,000	–	–	(7,750,000)	68,550,000

Notes:

(1)

The share options will be vested according to a schedule, namely, as to as close to 1/3 of the shares of the Company which are subject to the share options as possible by each of the three anniversaries of the date of offer of the share options and provided that for the vesting to occur the grantee has to remain an Eligible Participant (as defined in the HTIL Share Option Scheme) on such vesting date.

(2)

The exercise price of the share options is subject to adjustment, in accordance with the provisions of the HTIL Share Option Scheme, in the event of an alteration in the capital structure of the Company.

(3)	The price of the shares disclosed as at the date of grant of share options is the Stock Exchange closing price on the trading day immediately prior to the date of the grant of the options.

20	Hutchison Telecommunications International Limited	Interim Report 2006

Disclosure of Interests

(II)	Share option scheme of subsidiary companies

(A)	2002 Option Scheme of Hutchison Global Communications Holdings Limited (“HGCH”)

The 2002 Option Scheme of HGCH will remain in force for 10 years commencing from the date of its adoption on 2 April 2002. Privatisation of HGCH by way of a scheme of arrangement was sanctioned by the Supreme Court of Bermuda in July 2005 and accordingly all outstanding share options lapsed on 16 July 2005. No further options under the scheme have then been granted. During the six months ended 30 June 2006, there were no outstanding options under the 2002 Option Scheme.

(B)	Share Option Schemes of Subsidiary Companies of HGCH

HGCH approved on 21 May 2001 the adoption by certain subsidiary companies of their respective share option schemes (collectively the “Subsidiaries’ Schemes”), which will remain effective for 10 years from 21 May 2001. No options have so far been granted under the Subsidiaries’ Schemes. During the six months ended 30 June 2006, there were no outstanding options under the Subsidiaries’ Schemes.

(C)	2004 Share Option Plan of Partner Communications Company Ltd. (“Partner”)

The 2004 Share Option Plan (as amended on 1 March 2006) (“2004 Plan”) was approved by Partner in July 2004 and further approved for adoption by the shareholders of the Company at the annual general meeting held on 16 May 2006. The 2004 Plan will remain in force for 10 years from its adoption in July 2004.

The 1998 Employee Stock Option Plan (“1998 Plan”), 2000 Employee Stock Plan (“2000 Plan”), Amendments to the 1998 Plan and 2000 Plan (“2003 Amended Plan”) were adopted by Partner prior to Partner becoming a subsidiary of the Company in April 2005. Options granted under the 1998 Plan, 2000 Plan and 2003 Amended Plan will remain valid but no further grant of options will be made under the said plans until they are approved by shareholders of the Company.

Details of the movement of share options under the four employee stock option plans of Partner during the six months ended 30 June 2006 are as follows:

Interim Report 2006	Hutchison Telecommunications International Limited	21

Disclosure of Interests

Category of participants	Date of grant of share options (1)	Number of share options held at 1 January 2006(1)	Granted during the six months ended 30 June 2006	Exercised during the six months ended 30 June 2006	Expired/ cancelled during the six months ended 30 June 2006	Number of share options held at 30 June 2006(1)	Exercise period of share options(2)	Exercise price of share options	Price of ordinary share of Partner
									At the grant date of share options(3)	At the exercise date of share options(4)
								US$/NIS	NIS	NIS
Employees in aggregate

1998 Plan	5.11.1998 to 22.12.2002	432,474	–	(320,617)	(1)	111,856	5.11.1999 to 15.12.2011	US$0.343 and 20.45 NIS	0.01	38.32

2000 Plan	3.11.2000 to 30.12.2003	1,583,581	–	(579,558)	12,500(5)	1,016,523	3.11.2000 to 30.12.2012	17.25 NIS to 27.35 NIS	17.25 to 27.35	39.07

2003 Amended Plan	30.12.2003	195,000	–	(132,500)	–	62,500	30.12.2003 to 30.12.2012	20.45 NIS	34.12	38.72

2004 Plan	29.11.2004 to 30.5.2006	4,855,750	–	(250,250)	(377,500)	4,228,000	29.11.2004 to 30.5.2016	26.74 NIS to 33.72 NIS	31.45 to 39.61	40.06

Total:		7,066,805	–	(1,282,925)	(365,001)	5,418,879

Notes:

(1)

The number of share options disclosed is the aggregate figure of share options held at 30 June 2006 under each of the four employee stock option plans. The share options were granted on various date(s) during the corresponding period(s) and in respect of the 2003 Amended Plan, on the date of grant as disclosed.

(2)

Subject to the terms of individual stock option plans, vesting schedules are in general: 25% of the options become vested on each of the first, second, third and fourth anniversary of the date of employment of the grantee or date of grant, unless otherwise specified by the Employee Stock Option Committee.

(3)

The price of the ordinary share of Partner disclosed as at the date of grant of share option was the average closing price as recorded by the Tel Aviv Stock Exchange 30 days prior to the date of grant.

(4)

The price of the ordinary shares of Partner disclosed as at the date of exercise of share options was the weighted average closing price of the shares immediately before the dates on which the options were exercised.

(5)	The 12,500 share options represent the difference between 15,000 share options and 2,500 share options as disclosed in (i) and (ii) below:

(i)

Exercise period of 15,000 share options, which originally expired on 31 October 2005 and were disclosed as expired share options in the annual report issued by the Company for the year ended 31 December 2005, was approved for extension to 31 March 2006 by Partner at the meeting of its Compensation Committee held on 6 February 2006. These 15,000 share options were subsequently exercised by 31 March 2006.

(ii)	2,500 share options were expired during the six months ended 30 June 2006.

22	Hutchison Telecommunications International Limited	Interim Report 2006

Disclosure of Interests

(D)	HutchEssar Employees Stock Option Plan 2005 of Hutchison Essar Limited (“Hutchison Essar”)

The HutchEssar Employees Stock Option Plan 2005 of Hutchison Essar (“HutchEssar Option Plan”) was approved for adoption by the shareholders of Hutchison Essar on 21 December 2005 and subsequently by the shareholders of the Company at the annual general meeting held on 16 May 2006. The HutchEssar Option Plan will be in effect for a period of 10 years from its effective date of 1 July 2005.

The following share options were outstanding under the HutchEssar Option Plan during the six months ended 30 June 2006:

Category of participants	Date of grant of share options		Number of share options held at 1 January 2006	Granted during the six months ended 30 June 2006	Exercised during the six months ended 30 June 2006	Expired/ cancelled during the six months ended 30 June 2006	Number of share options held at 30 June 2006	Exercise period of share options		Exercise price of share options	Price of ordinary share of Hutchison Essar
											At the grant date of share options(4)	At the exercise date of share options(4)
										INR	INR	INR
Employees in aggregate

	23.12.2005	(1)	4,148,493	–	–	–	4,148,493	Note	(3)	247.99	N/A	N/A

	23.12.2005	(1)	340,758	–	–	–	340,758	Note	(3)	480.91	N/A	N/A

	26.6.2006	(2)	–	681,829	–	–	681,829	Note	(3)	247.99	N/A	N/A

	26.6.2006	(2)	–	176,157	–	–	176,157	Note	(3)	480.91	N/A	N/A

	26.6.2006	(2)	–	1,146,830	–	–	1,146,830	Note	(3)	641.89	N/A	N/A

Total:			4,489,251	2,004,816	–	–	6,494,067

Notes:

(1)	On 23 December 2005, options were offered to the relevant employees effective from 1 July 2005 under the HutchEssar Option Plan.

(2)	On 26 June 2006, options were offered to the relevant employees effective from 28 April 2006 under the HutchEssar Option Plan.

(3)

No option granted under the HutchEssar Option Plan will vest unless and until Hutchison Essar has completed an initial public offering and listing of its shares on a recognised stock exchange. The HutchEssar Option Plan provides that options granted to employees automatically vest as to 30% on either the expiry of the period of 12 months after the relevant date of offer of options (the “Offer Date”), or on the date on which Hutchison Essar’s shares are first traded on any recognised stock exchange (the “IPO Date”) or 1 January 2007, whichever is the latest; as to 30% on either the expiry of the period of 24 months after the Offer Date, or at the expiry of the period of 12 months after the IPO Date, whichever is the later; and as to 40% on either the expiry of the period of 36 months after the Offer Date, or at the expiry of 24 months after the IPO Date, whichever is the later. The relevant Indian regulations require a minimum period of 12 months between the grant of options and the vesting of such options. The exercise period in respect of a particular option shall commence from the date of vesting until the date falling 10 years from the offer of the option subject to earlier lapse in accordance with the provisions of the HutchEssar Option Plan.

(4)	The shares of Hutchison Essar were not listed in any recognised stock exchange at any time during the six months ended 30 June 2006.

The Directors of the Company considered that it is not appropriate to value options granted under the HutchEssar Option Plan during the six months ended 30 June 2006 as the shares of Hutchison Essar are not listed in any stock exchange. In the absence of readily available market value of options under the HutchEssar Option Plan, any valuation of such options would be meaningless and could be misleading to the shareholders.

Interim Report 2006	Hutchison Telecommunications International Limited	23

Corporate Governance

Code on Corporate Governance Practices

The Company has been fully compliant with all code provisions of the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the six months ended 30 June 2006.

Audit Committee

The Audit Committee of the Company, which is chaired by an Independent Non-executive Director, currently has a membership comprising three Independent Non-executive Directors. All committee members possess appropriate business and financial experience. In addition, the Audit Committee is authorised to obtain outside legal and other independent professional advice and to secure the assistance of outsiders with relevant experience and expertise if it considers necessary. The Audit Committee meets regularly with management and the external auditors of the Company and reviews matters relating to audit, accounting and financial statements as well as internal control, risk evaluation and general compliance of the Group and reports directly to the Board of Directors of the Company. The Group’s unaudited condensed consolidated interim accounts for the six months ended 30 June 2006 have been reviewed by the Audit Committee.

Remuneration Committee

The Remuneration Committee of the Company, which is chaired by the Chairman of the Company, currently has a membership comprising the Chairman and two Independent Non-executive Directors, with experience in human resources and personnel emoluments. The Remuneration Committee is charged with the responsibility of assisting the Board in achieving its objective of attracting, retaining and motivating people of the highest calibre and experience needed to develop and implement the Group’s strategy taking into consideration its substantial international operations. The Committee is also responsible for the development and administration of a fair and transparent procedure for setting policies on the remuneration of Directors, management and staff of the Company and for determining their remuneration packages.

Directors’ Securities Transactions

The Board has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Listing Rules as the Company’s code of conduct regarding directors’ securities transactions. This was further supplemented by the adoption of a Securities Trading Policy which applies to all personnel of the Company and the Company’s subsidiaries. This policy applies to all transactions in the Company’s securities, including options for any securities the Company may issue from time to time, such as common or preferred shares, warrants and convertible debentures, as well as derivative securities relating to the Company’s shares, whether or not issued by the Company. All Directors confirmed that they had complied with the Model Code and the Securities Trading Policy in their securities transactions throughout the six months ended 30 June 2006.

24	Hutchison Telecommunications International Limited	Interim Report 2006

Independent Review Report

To the Board of Directors of Hutchison Telecommunications International Limited

(incorporated in the Cayman Islands with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report of the Company set out on pages 25 to 48.

Respective Responsibilities of Directors and Auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of consolidated condensed interim financial information to be in compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on this interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review Work Performed

We conducted our review in accordance with SAS 700 “Engagements to review interim financial reports” issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review Conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 16 August 2006

Interim Report 2006	Hutchison Telecommunications International Limited	25

Interim Financial Statements

Condensed Consolidated Income Statement For the six months ended 30 June

	Note	As restated 2005 HK$ millions	Unaudited 2006 HK$ millions	Unaudited 2006 US$ millions
				(Note 27)
Continuing operations:
Turnover	4, 5	10,594	15,666	2,016
Cost of inventories sold		(729)	(567)	(73)
Staff costs		(970)	(1,265)	(163)
Depreciation and amortisation	5	(1,985)	(2,457)	(316)
Other operating expenses		(5,936)	(9,075)	(1,168)

Operating profit before disposal of investments and others	5	974	2,302	296
Loss on disposal of investments and others	6	(295)	(1)	–

Operating profit		679	2,301	296
Interest and other finance costs, net	7	(686)	(1,326)	(171)
Share of results of associates		88	(1)	–

Profit before taxation		81	974	125
Current taxation charge	8	(106)	(360)	(46)
Deferred taxation (charge)/credit	8	(179)	30	4

(Loss)/profit from continuing operations		(204)	644	83

Discontinued operations:
Loss from discontinued operations		(16)	–	–
(Loss)/profit for the period		(220)	644	83
Attributable to:
Equity holders of the Company:
– continuing operations		(354)	2	–
– discontinued operations		(16)	–	–
		(370)	2	–
Minority interest – continuing operations		150	642	83
		(220)	644	83
Dividends	9	–	–	–
(Loss)/earnings per share from continuing operations attributable to equity holders of the Company for the period:
– basic	10	HK$(0.08)	HK$ 0.00	US$ 0.00
– diluted	10	N/A	HK$ 0.00	US$ 0.00
Loss per share from discontinued operations attributable to equity holders of the Company for the period:
– basic	10	HK$(0.00)	N/A	N/A
– diluted	10	N/A	N/A	N/A

The accompanying notes are an integral part of these condensed consolidated interim accounts.

26	Hutchison Telecommunications International Limited	Interim Report 2006

Interim Financial Statements

Condensed Consolidated Balance Sheet

	Note	Audited As at 31 December 2005 HK$ millions	Unaudited As at 30 June 2006 HK$ millions	Unaudited As at 30 June 2006 US$ millions
				(Note 27)
ASSETS
Current assets
Cash and cash equivalents		2,436	2,988	385
Restricted cash		1	1	–
Trade and other receivables	11	10,009	10,996	1,415
Stocks		688	517	67
Derivative financial assets		9	16	2

Total current assets		13,143	14,518	1,869

Non-current assets
Fixed assets	12	24,591	27,543	3,545
Goodwill	13	9,688	15,836	2,038
Other intangible assets	14	9,182	10,586	1,363
Other non-current assets	15	1,651	2,505	322
Deferred tax assets		918	933	120
Associated companies		2	2	–
Long-term deposits		416	408	53

Total non-current assets		46,448	57,813	7,441

Total assets		59,591	72,331	9,310
LIABILITIES
Current liabilities
Trade and other payables	16	10,535	11,537	1,485
Borrowings	17	7,690	15,475	1,992
Current income tax liabilities		130	195	25
Derivative financial liabilities		116	212	27

Total current liabilities		18,471	27,419	3,529
Non-current liabilities
Borrowings	17	19,002	19,989	2,573
Deferred tax liabilities		963	993	128
Other non-current liabilities	18	1,333	2,693	347

Total non-current liabilities		21,298	23,675	3,048
Total liabilities		39,769	51,094	6,577

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	19	1,188	1,188	153
Reserves	20	14,982	14,745	1,897
		16,170	15,933	2,050
Minority interest	21	3,652	5,304	683

Total equity		19,822	21,237	2,733

Total equity and liabilities		59,591	72,331	9,310
Net current liabilities		5,328	12,901	1,660
Total assets less current liabilities		41,120	44,912	5,781

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Interim Report 2006	Hutchison Telecommunications International Limited	27

Interim Financial Statements

Condensed Consolidated Cash Flow Statement For the six months ended 30 June

	As restated 2005 HK$ millions	Unaudited 2006 HK$ millions	Unaudited 2006 US$ millions
			(Note 27)
Cash flows from operating activities
Profit before taxation	81	974	125
Adjustments for:
– Interest income	(23)	(61)	(8)
– Interest and other finance costs	709	1,387	179
– Depreciation and amortisation	1,985	2,457	316
– Recognition of share based payments	22	58	8
– Loss on disposal of investments and others	295	1	–
– Loss on disposal of fixed assets	1	3	–
– Write-off of customer acquisition and retention costs	86	25	3
– Share of results of associates	(88)	1	–
– Changes in working capital
– Decrease in stocks	112	174	22
– Decrease/(increase) in trade receivables, other receivables and prepayments	104	(666)	(86)
– Decrease in short-term receivable from related companies	85	46	6
– Decrease in trade and other payables	(100)	(823)	(106)
– Decrease in short-term payable to related companies	(7)	(18)	(2)

Cash generated from continuing operations	3,262	3,558	457
Loss for the period from discontinued operations	(16)	–	–
– Adjustment for depreciation	16	–	–

Cash generated from discontinued operations	–	–	–

Cash generated from operations	3,262	3,558	457
Interest received	23	58	8
Interest and other finance costs paid	(601)	(1,148)	(148)
Taxes paid	(117)	(285)	(36)

Net cash generated from operating activities	2,567	2,183	281

Cash flows from investing activities
Purchases of fixed assets	(1,853)	(2,861)	(368)
Upfront and fixed periodic payments for telecommunication licences	(95)	(100)	(13)
Additions to customer acquisition and retention costs	(362)	(221)	(28)
Additions to prepaid capacity and maintenance	(183)	(13)	(2)
Advanced payments for network roll out	–	(337)	(43)
Non-current loan to a related company	–	(110)	(14)
Prepayments for acquisition of subsidiaries	–	(2,502)	(322)
Reduction of long-term deposits	7	8	1
Proceeds on disposal of fixed assets	8	13	2
Purchases of subsidiaries, net of cash acquired	8	40	5
Increase in investment in subsidiaries	(3)	(1,767)	(228)
Proceeds on disposal of a subsidiary	3	–	–
Proceeds on disposal of partial interest in a subsidiary	476	–	–
Net cash used in investing activities	(1,994)	(7,850)	(1,010)

28	Hutchison Telecommunications International Limited	Interim Report 2006

Interim Financial Statements

Condensed Consolidated Cash Flow Statement For the six months ended 30 June (continued)

	As restated 2005 HK$ millions	Unaudited 2006 HK$ millions	Unaudited 2006 US$ millions
			(Note 27)
Cash flows from financing activities
Net cash flows from financing activities	213	5,129	660
Equity contribution from minority shareholders	–	1,368	176
Proceeds from exercise of share options of a subsidiary	–	47	6
Dividend paid to minority shareholders of a subsidiary	–	(138)	(18)
Repayment of loan from minority shareholders of a subsidiary	–	(187)	(24)
Decrease in restricted cash	10	–	–

Net cash provided by financing activities	223	6,219	800

Increase in cash and cash equivalents	796	552	71
Cash and cash equivalents at beginning of the period	2,102	2,436	314

Cash and cash equivalents at end of the period	2,898	2,988	385
Analysis of net debt
Cash and cash equivalents	2,898	2,988	385
Borrowings	22,454	35,464	4,565

Net debt	19,556	32,476	4,180

The accompanying notes are an integral part of these condensed consolidated interim accounts.

Interim Report 2006	Hutchison Telecommunications International Limited	29

Interim Financial Statements

Condensed Consolidated Statement of Recognised Income and Expense

For the six months ended 30 June

	As restated 2005 HK$ millions	Unaudited 2006 HK$ millions	Unaudited 2006 US$ millions (Note 27)
Fair value changes arising from business combination	1,233	–	–
Currency translation differences	(267)	(328)	(42)
Net income/(expense) recognised directly in equity	966	(328)	(42)

(Loss)/profit for the period	(220)	644	83

Total recognised income for the period	746	316	41
Attributable to:
Equity holders of the Company	684	(295)	(38)
Minority interest	62	611	79

	746	316	41
Effect of change in accounting policies:
Equity holders of the Company	–	–	–
Minority interest	–	–	–

	–	–	–

The accompanying notes are an integral part of these condensed consolidated interim accounts.

30	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

1.	General Information

Hutchison Telecommunications International Limited (the “Company”) was incorporated in the Cayman Islands on 17 March 2004 as a company with limited liability. The address of its registered office is Century Yard, Cricket Square, Hutchins Drive, PO Box 2681 GT, George Town, British West Indies. The Company is listed on both the Main Board of The Stock Exchange of Hong Kong Limited and the New York Stock Exchange in the United States.

The Company and its subsidiaries (together the “Group”) are engaged in mobile telecommunications and related businesses in Hong Kong and Macau, India, Israel, Thailand, Indonesia, Vietnam, Sri Lanka and Ghana. The Group also has a fixed-line telecommunications business in Hong Kong.

These unaudited condensed consolidated interim accounts (“interim accounts”) have been approved for issuance by the Board of Directors on 16 August 2006.

2.	Basis of Preparation and Changes in Accounting Policies

(a)	Basis of preparation

These interim accounts are for the six months ended 30 June 2006. They have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

As disclosed in 2005 interim and annual accounts, the Group’s consolidated accounts were prepared in accordance with Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively referred as “HKFRS”) issued by the HKICPA. During the preparation of 2005 annual accounts and as part of the process for adoption of HKFRS and under the latest interpretation of HKFRS, the Group has changed its accounting policies with respect to the recognition and measurement of the telecommunications spectrum licences. In addition, the Group has also changed its presentation of the results of its mobile operations in Paraguay as discontinued operations following the completion of the disposal in July 2005. The aforementioned changes occurred during the preparation of the 2005 annual accounts and were not effected in the 2005 interim accounts. Accordingly, the 2005 interim accounts as reported previously have been amended as required, in accordance with the relevant requirements.

These interim accounts should be read in conjunction with the 2005 annual accounts. The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in 2005 annual accounts, except for the changes in accounting policies made thereafter in adopting certain new or revised HKFRS. The changes to the Group’s accounting policies and the effect of adopting new policies are set out below.

Interim Report 2006	Hutchison Telecommunications International Limited	31

Notes to the Condensed Consolidated Interim Accounts

2.	Basis of Preparation and Changes in Accounting Policies (continued)

(b)	Changes in accounting policies

In 2006, the Group adopted the new or revised HKFRS standards below, which are relevant to its operations. Accordingly, the 2005 comparatives have been amended as required, in accordance with the relevant requirements and to conform with the current period’s presentation.

Amendment to HKFRS 4	Insurance contracts

– financial guarantee contracts

Amendment to HKAS 21	The effects of changes in foreign exchange rates

– Net investment in a foreign operation

Amendments to HKAS 39	Financial instruments: recognition and measurement

– financial guarantee contracts

– cash flow hedges accounting of forecast intra-group transactions

– the fair value option

HKFRS Interpretation 4	Determining whether an arrangement contains a lease

HKFRS Interpretation 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

The adoption of the amendment to HKFRS 4, amendments to HKAS 39, HKFRS Interpretation 4 and HKFRS Interpretation 5 did not result in substantial changes to the Group’s accounting policies. In summary:

■

The amendments to HKFRS 4 and HKAS 39 on financial guarantee contracts introduce a requirement to recognise the fair value of financial guarantees issued under HKAS 39, unless the entity has previously asserted that it regards such contracts as insurance contract.

■

The amendment to HKAS 39 on cash flow hedge accounting of forecast intra-group transactions specifically permits hedge accounting to be adopted in consolidated financial statements in respect of the foreign exchange risk of a highly probable forecast intra-group transaction, but only if the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and if the foreign currency risk will affect consolidated profit or loss.

■	The amendment to HKAS 39 on the fair value option restricts the circumstances under which the fair value option in HKAS 39 can be taken advantage of, compared to the original HKAS 39.

■

The HKFRS Interpretation 4 looks at the question as to whether certain supply arrangements contain in substance a lease that should be recognised by both the lessor and lessee in accordance with HKAS 17 “Leases”.

■

The HKFRS Interpretation 5 considers the situation where an entity is expected to incur costs in the future for decommissioning, restoration and/or environmental rehabilitation and contributes to a fund, which will later cover those costs.

32	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

2.	Basis of Preparation and Changes in Accounting Policies (continued)

(b)	Changes in accounting policies (continued)

The amendment to HKAS 21 relates to circumstances under which a loan from fellow subsidiaries can be regarded as part of net investment in a foreign operation, hence the exchange differences arising on those loans should be recorded directly in equity. The adoption of amendment to HKAS 21 has resulted in a change in accounting policy relating to foreign currency translation. The Group’s loans to a subsidiary in Indonesia, which are denominated in US dollar, are regarded as part of net investment in a foreign operation and the exchange differences arising on those loans are recorded directly in equity. The effect of this change on income statement, loss per share, capital and reserves attributable to equity holders of the Company, and the minority interest is summarised below:

(i)	There is no effect on the profit or loss and loss per share for the six months ended 30 June 2005 as the loans to the subsidiary in Indonesia were made subsequent to June 2005.

(ii)	Effect on the profit or loss and loss per share for the six months ended 31 December 2005

Amendment to HKAS 21 HK$ millions
Six months ended 31 December 2005:
Increase in other operating expenses	9
Decrease in profit for the period	(9)
Increase in loss attributable to equity holders of the Company	(9)
Loss per share – basic	HK$(0.00)
Loss per share – diluted	N/A

(iii)	Effect on the profit or loss and earnings per share for the six months ended 30 June 2006

	Amendment to HKAS 21 HK$ millions
Six months ended 30 June 2006:
Increase in other operating expenses		7
Decrease in profit for the period		(7)
Decrease in profit attributable to equity holders of the Company		(7)
Earnings per share – basic and diluted	HK$	0.00

Interim Report 2006	Hutchison Telecommunications International Limited	33

Notes to the Condensed Consolidated Interim Accounts

2.	Basis of Preparation and Changes in Accounting Policies (continued)

(b)	Changes in accounting policies (continued)

(iv)	Cumulative effect on various balance sheet items as at 31 December 2005

Amendment to HKAS 21 HK$ millions
Net assets	–
Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2005	–
Impact of change in accounting policy on the year ended 31 December 2005
Loss attributable to equity holders of the Company	(9)
Exchange reserve	9
Cumulative impact of change in accounting policy as at 31 December 2005	–
Minority interest	–
Total equity	–

(v)	Cumulative effect on various balance sheet items as at 30 June 2006

Amendment to HKAS 21 HK$ millions
Net assets	–
Capital and reserves attributable to equity holders of the Company
Cumulative impact of change in accounting policy as at 1 January 2006	–
Impact of change in accounting policy on the period ended 30 June 2006
Profit attributable to equity holders of the Company	(7)
Exchange reserve	7
Cumulative impact of change in accounting policy as at 30 June 2006	–
Minority interest	–
Total equity	–

34	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

2.	Basis of Preparation and Changes in Accounting Policies (continued)

(b)	Changes in accounting policies (continued)

The following new standards, amendments to standards and interpretations have been issued but are not effective for the year ending 31 December 2006 and have not been early adopted:

HKFRS 7	Financial instruments disclosures

Amendment to HKAS 1	Presentation of financial statements – capital disclosures

HK(IFRIC) Interpretation 7	Applying the restatement approach under HKAS 29 “Financial Reporting in Hyperinflationary Economies”

HK(IFRIC) Interpretation 8	Scope of HKFRS 2

HK(IFRIC) Interpretation 9	Reassessment of embedded derivatives

The adoption of these new standards, amendments to standards and interpretations is not expected to result in substantial changes to the Group’s accounting policies.

At 30 June 2006, the Group had net current liabilities of HK$12,901 million. Whilst the Group’s operations have generated cash during the period, investments in the Group’s businesses have consumed cash in excess of amounts generated from operations. The consequent financing requirement has been met by bank and other loans, including the Group’s HK$9 billion credit facility.

3.	Business Combinations

On 2 January 2006, the Group completed the acquisition of 100% shareholding in BPL Mobile Cellular Limited (“BPL Circles”, subsequently renamed Hutchison Essar Cellular Limited), which operates in the three licence areas of Maharashtra, Tamil Nadu and Kerala in India. Additionally, the Company has agreed to assume the indebtedness owed to BPL Circles by BPL Communications Limited (“BPL”), the sole shareholder of BPL Circles prior to the acquisition. This is part of the acquisition of the operations of BPL, for a total consideration of INR50,649 million (approximately HK$8,999 million).

Goodwill and identifiable intangible assets, included mainly customer relationship, dealer relationship and brand name, amounting to HK$4,612 million and HK$372 million, respectively, arising from the acquisition have been determined based on the preliminary values assigned to the acquirees’ assets and liabilities. The fair valuation exercise of all of the BPL Circles assets acquired will be finalised upon completion of management’s assessment and finalisation of the purchase consideration, expected before the end of the year.

4.	Turnover

Turnover comprises revenues from the provision of mobile telecommunications services; handset and accessory sales; fixed-line telecommunications services in Hong Kong, and other non-telecommunications businesses. An analysis of turnover is as follows:

	Six months ended 30 June
	2005 HK$ millions	2006 HK$ millions
Mobile telecommunications services	9,222	13,649
Mobile telecommunications products	142	616
Fixed-line telecommunications services	1,054	1,163
Other non-telecommunications businesses	176	238
	10,594	15,666

Interim Report 2006	Hutchison Telecommunications International Limited	35

Notes to the Condensed Consolidated Interim Accounts

5.	Segment Information

Segmental information is provided on the basis of primary geographical regions which is the basis on which the Group manages its worldwide interests. The Hong Kong and Macau region is further subdivided based upon its business segments. The segment information on turnover, segment results, depreciation and amortisation and capital expenditures from continuing operations are as follows:

	Turnover Six months ended 30 June		Operating profit/(loss)* Six months ended 30 June
	2005 HK$ millions	2006 HK$ millions	2005 HK$ millions	2006 HK$ millions
Hong Kong and Macau:
Mobile telecommunications	1,845	1,975	(148)	71
Fixed-line telecommunications	1,054	1,163	76	129
Subtotal for Hong Kong and Macau	2,899	3,138	(72)	200
India	4,694	7,085	1,208	1,763
Israel	2,201	4,569	317	779
Thailand	556	530	(350)	(229)
Others (Note a)	244	344	(129)	(211)
	10,594	15,666	974	2,302

	Depreciation and amortisation Six months ended 30 June		Capital expenditures Six months ended 30 June
	2005 HK$ millions	2006 HK$ millions	2005 HK$ millions	2006 HK$ millions
Hong Kong and Macau:
Mobile telecommunications	553	568	140	85
Fixed-line telecommunications	311	307	152	186
Subtotal for Hong Kong and Macau	864	875	292	271
India	371	553	853	2,990
Israel	412	728	559	275
Thailand	315	278	168	56
Others (Note a)	23	23	64	117
	1,985	2,457	1,936	3,709

*	Operating profit/(loss) represents operating profit/(loss) before disposal of investments and others.

Note

(a):

“Others” is currently comprised of Sri Lanka, Ghana, Indonesia, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore as well as corporate. “Others” in the prior period was comprised of Sri Lanka, Ghana, Vietnam, the Group’s non-telecommunications businesses in Hong Kong, the People’s Republic of China, Malaysia and Singapore as well as corporate.

36	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

6.	Loss on Disposal of Investments and Others

		Six months ended 30 June
	Note	2005 HK$ millions	2006 HK$ millions
Net profit/(loss) on partial disposal of subsidiaries	(a)	49	(1)
Provision for shareholders’ loans and other expenses arising from the intended disposal of subsidiaries	(b)	(344)	–
Loss on disposal of investments and others		(295)	(1)

(a)

On 30 June 2005, Essar Teleholdings Limited (“ETH”, a shareholder of Hutchison Essar Limited (“Hutchison Essar”, a subsidiary of the Company)), exercised a call option to acquire approximately 4% of the issued share capital of Hutchison Essar at a price to equal to approximately HK$476 million from Usha Martin Telematics Limited (“UMT”) and Jaykay Finholding (India) Private Limited, both are subsidiaries of the Group. As a result of the exercise of the call option by ETH, the Group recorded a gain on partial disposal of a subsidiary of approximately HK$49 million for the six months ended 30 June 2005.

During the six months ended 30 June 2006, the Group’s shareholding in Partner Communications Company Ltd. (“Partner”) was diluted by approximately 0.5% to 51.3% following the exercise of share options held by Partner’s option holders. The Group recorded a loss on partial disposal of a subsidiary of approximately HK$1 million for the six months ended 30 June 2006 (six months ended 30 June 2005 – HK$nil).

(b)

In May 2005, the Group entered into a contract to sell its mobile operations in Paraguay to a subsidiary of Mexico’s América Móvil S.A. The disposal was subject to regulatory approval and other conditions and was completed in July 2005. In this connection, the Group recognised a provision for shareholders’ loans and other expenses of approximately HK$344 million for the six months ended 30 June 2005, to adjust its investments in Paraguay to fair value less cost to sell.

7.	Interest and Other Finance Costs, Net

	Six months ended 30 June
	2005 HK$ millions	2006 HK$ millions
Interest and other finance costs
Bank loans and overdrafts	314	859
Other loans repayable within 5 years	33	135
Other loans not wholly repayable within 5 years	1	10
Obligations under finance leases	–	1
Notes and debentures repayable within 5 years	3	125
Notes and debentures not wholly repayable within 5 years	98	–
Accretion on licence fees liabilities and asset retirement obligations	74	150
Guarantee and other finance fees	180	64
Net exchange loss on borrowings	–	50
	703	1,394
Less: interest capitalised in respect of construction of fixed assets	(4)	(10)
	699	1,384
Fair value gain on derivative instruments:
Currency swap	17	–
Cross-currency interest rate swap	(7)	4
Forward foreign exchange contracts	–	(1)
	709	1,387
Interest income	(23)	(61)
Interest and other finance costs, net	686	1,326

The capitalisation rate applied to funds borrowed for the funding of fixed assets is approximately from 4.84% to 7.15% (six months ended 30 June 2005 – 2.15% to 4.37%).

Interim Report 2006	Hutchison Telecommunications International Limited	37

Notes to the Condensed Consolidated Interim Accounts

8.	Taxation

	Six months ended 30 June 2005			Six months ended 30 June 2006
	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions	Current taxation HK$ millions	Deferred taxation HK$ millions	Total HK$ millions
Hong Kong	2	5	7	14	1	15
Outside Hong Kong	104	174	278	346	(31)	315
	106	179	285	360	(30)	330

Hong Kong profits tax has been provided for at the rate of 17.5% (six months ended 30 June 2005 – 17.5%) on the estimated assessable profits less available tax losses. Taxation outside Hong Kong has been provided for at the applicable current rates of taxation ruling in the relevant countries on the estimated assessable profits less available tax losses. The change in average applicable tax rate is caused by a change in the profitability of the Group’s subsidiaries in respective countries.

9.	Dividends

The Company did not declare any dividends for the six months ended 30 June 2005 and 2006.

Except as permitted under the Companies Law and the common law of the Cayman Islands, the Company is not permitted to distribute dividends unless it has a profit, realised or unrealised, or a reserve set aside from profits which the Directors of the Company determine is no longer needed. As at 30 June 2006, the Group had consolidated accumulated losses of HK$7,121 million, representing accumulated losses in a majority of the Company’s subsidiaries. In relation to the HK$9 billion credit facility with a group of international banks, the Company is restricted in its ability to pay dividends. As at 30 June 2006, HK$6,285 million was outstanding under this facility.

Certain of the Company’s subsidiaries in Hong Kong and India have entered into loan agreements or credit facilities that restrict their ability to pay dividends or make loans or advances to the Company, conditional either on obtaining prior approval or on meeting certain financial thresholds. Certain of the Company’s subsidiaries in Hong Kong and India are also parties or subject to shareholder agreements with non-affiliated shareholders that require the non-affiliated shareholders to approve dividend distributions, advances or loans to the Company. India also restricts the transfer of assets from a member of the Group in that country to a foreign entity such as the Company under certain circumstances. These restrictions could limit the Company’s ability to pay dividends in the future.

38	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

10.	(Loss) / Earnings Per Share

Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	Six months ended 30 June
	2005	2006
Weighted average number of shares in issue	4,500,000,000	4,752,546,209
(Loss)/profit from continuing operations attributable to the equity holders of the Company (HK$ millions)	(354)	2
Basic (loss)/earnings per share from continuing operations	HK$ (0.08)	HK $ 0.00
Loss from discontinued operations attributable to the equity holders of the Company (HK$ millions)	(16)	–
Basic loss per share from discontinued operations	HK$ (0.00)	N/A

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of the share options, the dilutive potential ordinary shares of the Company. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares over the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Six months ended 30 June
	2005	2006
Weighted average number of shares in issue	4,500,000,000	4,752,546,209
Adjustment for share options	–	21,214,752
Weighted average number of shares for diluted earnings per share	4,500,000,000	4,773,760,961
Diluted earnings per share from continuing operations	N/A	HK$ 0.00
Diluted earnings per share from discontinued operations	N/A	N/A

Interim Report 2006	Hutchison Telecommunications International Limited	39

Notes to the Condensed Consolidated Interim Accounts

11.	Trade and Other Receivables

	Note		As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Trade receivables			4,087	4,415
Less: provision for trade receivables			(822)	(923)
Trade receivables, net of provision	(a	)	3,265	3,492
Other receivables and prepayments	(b	)	6,658	7,464
Receivables from related companies (see note 25)			86	40
			10,009	10,996

(a)	Trade receivables, net of provision

The Group has established credit policies for customers. The average credit period granted for trade receivables ranges from 30 to 45 days.

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
The ageing analysis of the trade receivables, net of provision is as follows:
Current	2,442	2,010
31-60 days	347	673
61-90 days	161	206
Over 90 days	315	603
	3,265	3,492

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

The Group has recognised a loss of HK$138 million for the provision of its trade receivables during the six months ended 30 June 2006 (six months ended 30 June 2005 – HK$158 million). The loss has been included in other operating expenses in the consolidated income statement.

(b)

Included in other receivables and prepayments as at 31 December 2005 are the purchase considerations for acquisition of BPL Circles, BPL Mobile Communications Limited and Essar Spacetel Limited of approximately HK$4,011 million. The acquisition of BPL Circles was completed on 2 January 2006.

Included in other receivables and prepayments as at 30 June 2006 are the purchase considerations for acquisition of BPL Mobile Communications Limited and Essar Spacetel Limited of approximately HK$2,747 million, and purchase considerations for acquisition of 45.79% of IndusInd Telecom Network Limited (“ITNL”) of approximately HK$1,802 million (see note 26(a)).

40	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

12.	Fixed Assets

	Buildings HK$ millions	Telecom– munications and network equipment HK$ millions	Construction in progress HK$ millions	Other assets HK$ millions	Total HK$ millions
At 1 January 2006
Cost	210	34,360	1,300	6,315	42,185
Accumulated depreciation and impairment losses	(49)	(13,663)	–	(3,882)	(17,594)
Net book amount	161	20,697	1,300	2,433	24,591
Six months ended 30 June 2006
Net book amount at 1 January 2006	161	20,697	1,300	2,433	24,591
Additions	–	412	3,144	153	3,709
Disposals	–	(8)	–	(8)	(16)
Depreciation charge for the period	(5)	(1,324)	–	(404)	(1,733)
Relating to subsidiaries acquired	44	527	272	31	874
Transfer to other assets	–	(16)	–	–	(16)
Transfer between categories	9	2,484	(2,586)	93	–
Exchange translation differences	(2)	80	1	55	134
Net book amount at 30 June 2006	207	22,852	2,131	2,353	27,543
At 30 June 2006
Cost	261	37,862	2,131	6,602	46,856
Accumulated depreciation and impairment losses	(54)	(15,010)	–	(4,249)	(19,313)
Net book amount	207	22,852	2,131	2,353	27,543

The carrying values of all fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

13.	Goodwill

HK$ millions
Net amount at 1 January 2006	9,688
Relating to equity interests in subsidiaries acquired	6,328
Relating to subsidiaries partially disposed of	(7)
Exchange translation differences	(173)

Net amount at 30 June 2006	15,836

Interim Report 2006	Hutchison Telecommunications International Limited	41

Notes to the Condensed Consolidated Interim Accounts

14.	Other Intangible Assets

	Telecom– munications licences HK$ millions	Customer acquisition and retention costs HK$ millions	Brand name HK$ millions	Customer base HK$ millions	Total HK$ millions
Net amount at 1 January 2006	5,336	301	652	2,893	9,182
Additions	1,340	221	–	–	1,561
Write off during the period	(14)	(11)	–	–	(25)
Relating to subsidiaries acquired	264	–	3	105	372
Amortisation for the period	(224)	(218)	(23)	(205)	(670)
Exchange translation differences	68	–	18	80	166

Net amount at 30 June 2006	6,770	293	650	2,873	10,586

15.	Other Non-current Assets

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Prepaid capacity and maintenance	1,344	1,308
Other receivables and prepayments	307	747
Advanced payments for network rollout	–	337
Loan to a related company (See note 25)	–	113
	1,651	2,505

16.	Trade and Other Payables

	Note		As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Trade payables	(a	)	2,206	2,210
Accrued expenses and other payables			5,320	5,195
Deferred revenue			564	503
Receipts in advance			1,181	1,447
Capital expenditure accruals			950	1,798
Payables to related companies (see note 25)			153	135
Current portion of licence fees liabilities			161	249
			10,535	11,537
(a) Trade payables
The ageing analysis of the trade payables is as follows:
Current			586	801
31-60 days			560	452
61-90 days			660	447
Over 90 days			400	510
			2,206	2,210

42	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

17.	Borrowings

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Current
Bank loans and overdrafts	7,677	12,714
Other loans	11	2,759
Notes and debentures	2	2
	7,690	15,475
Non-current
Bank loans	14,844	15,234
Other loans	791	1,238
Notes and debentures	3,367	3,517
	19,002	19,989
Total borrowings	26,692	35,464

The maturity of borrowings is as follows:

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Bank loans and overdrafts
Repayable within 5 years	22,521	27,948
Other loans
Repayable within 5 years	789	3,984
Not wholly repayable within 5 years	13	13
	802	3,997
Notes and debentures
Repayable within 5 years	2	2
Not wholly repayable within 5 years	3,367	3,517
	3,369	3,519
Total borrowings	26,692	35,464

The non-current borrowings are repayable as follows:

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Bank loans
After 1 year, but within 2 years	1,775	4,076
After 2 years, but within 5 years	13,069	11,158
Other loans
After 1 year, but within 2 years	14	13
After 2 years, but within 5 years	772	1,221
After 5 years	5	4
Notes and debentures
After 2 years, but within 5 years	1,947	1,465
After 5 years	1,420	2,052
	19,002	19,989

Interim Report 2006	Hutchison Telecommunications International Limited	43

Notes to the Condensed Consolidated Interim Accounts

17.	Borrowings (continued)

Included in the other loans are obligations under finance lease repayable as follows:

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Finance lease obligations - minimum lease payments:
Not later than 1 year	10	11
After 1 year, but within 2 years	10	11
After 2 years, but within 5 years	15	11
	35	33
Future finance charges on finance lease obligations	(3)	(3)
Present value of finance lease obligations	32	30
The present value of finance lease obligations is as follows:
Not later than 1 year	9	9
After 1 year, but within 2 years	9	10
After 2 years, but within 5 years	14	11
	32	30

The fair values of the Group’s total borrowings at 30 June 2006 are based on cash flows discounted using the effective interest rates of the Group’s total borrowings, excluding obligations under finance lease, ranging from 3.60% to 9.00% (as at 31 December 2005 - 2.63% to 8.25%).

The fair values of the Group’s total borrowings as at 30 June 2006 were approximately HK$35,464 million (as at 31 December 2005 -HK$26,692 million).

The outstanding loan balances are denominated in the following currencies:

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Hong Kong dollars	6,260	5,610
New Israeli Shekel	4,515	4,375
Indian Rupees	5,230	10,796
Thai Baht	5,421	6,296
Japanese Yen	1,595	1,626
US dollars	3,626	6,709
Singapore dollars	14	14
Malaysian Ringgit	15	23
Renminbi	16	15
	26,692	35,464

As at 30 June 2006, total borrowings of HK$8,174 million (as at 31 December 2005 - HK$7,488 million) are guaranteed by Hutchison Whampoa Limited (“HWL”) and other related companies. Under the terms of a credit support agreement between the Company and HWL, the Company will pay a guarantee fee charged at normal commercial rates and will provide a counter-indemnity in favour of HWL and other related companies in respect of guarantees provided by them for so long as they are not discharged.

As at 30 June 2006, fixed assets and current assets of certain subsidiaries amounting to HK$23,162 million and HK$10,633 million, respectively (as at 31 December 2005 - HK$11,520 million and HK$6,756 million, respectively) were used as collateral for certain of the borrowings. The current portion of borrowings of the Group is secured to the extent of HK$4,099 million (as at 31 December 2005 - HK$868 million). The non-current portion of borrowings of the Group is secured to the extent of HK$18,639 million (as at 31 December 2005 -HK$16,748 million).

44	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

18.	Other Non-current Liabilities

	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Non-current licence fees liabilities	1,225	2,576
Pension obligations	12	15
Employee retirement obligations	52	55
Deferred revenue	30	30
Accrued expenses and other payables	14	17
	1,333	2,693

19.	Share Capital

	Number of shares	Issued and fully paid HK$ millions
Balance at 1 January 2005 and 30 June 2005	4,500,000,000	1,125
Balance at 1 July 2005	4,500,000,000	1,125
Issued during the period	252,546,209	63
Balance at 31 December 2005	4,752,546,209	1,188
Balance at 1 January 2006 and 30 June 2006	4,752,546,209	1,188

The authorised share capital of the Company is comprised of 10 billion ordinary shares of HK$0.25 each (as at 31 December 2005 – 10 billion ordinary shares of HK$0.25 each) and 1 million preference shares of US$0.01 each (as at 31 December 2005 – 1 million preference shares of US$0.01 each).

Interim Report 2006	Hutchison Telecommunications International Limited	45

Notes to the Condensed Consolidated Interim Accounts

20.	Reserves

	Share premium HK$ millions	Accumulated losses HK$ millions	Cumulative translation adjustments HK$ millions	Fair value and other reserves HK$ millions	Investment revaluation reserves HK$ millions	Total HK$ millions
Balance at 1 January 2005, as restated	19,330	(6,388)	(242)	25	–	12,725
Loss attributable to equity holders of the Company	–	(370)	–	–	–	(370)
Relating to subsidiaries acquired	–	–	–	–	1,233	1,233
Employee share option scheme
– value of services provided	–	–	–	22	–	22
Currency translation differences	–	–	(179)	–	–	(179)
Balance at 30 June 2005	19,330	(6,758)	(421)	47	1,233	13,431
Balance at 1 January 2006, as previously reported	21,187	(7,114)	(441)	117	1,233	14,982
Retrospective adjustment in respect of adoption of amendment to HKAS 21	–	(9)	9	–	–	–
Balance at 1 January 2006, as restated	21,187	(7,123)	(432)	117	1,233	14,982
Profit attributable to equity holders of the Company	–	2	–	–	–	2
Employee share option scheme
– value of services provided	–	–	–	58	–	58
Currency translation differences	–	–	(297)	–	–	(297)
Balance at 30 June 2006	21,187	(7,121)	(729)	175	1,233	14,745

21.	Minority Interest

	Six months ended 30 June 2005 HK$ millions	Six months ended 30 June 2006 HK$ millions
Balance at beginning of the period	1,000	3,652
Minority interest in profit	150	642
Share of reserves	17	9
Equity contribution from minority shareholders	–	1,368
Relating to exercise of share options of a subsidiary	–	41
Relating to subsidiaries acquired	1,928	–
Relating to additional interest in subsidiaries acquired	43	(52)
Relating to subsidiaries partially disposed of	19	–
Relating to subsidiaries disposed of	(2)	–
Dividend paid to minority shareholders	–	(138)
Repayment of loan from minority shareholders	–	(187)
Transfer of loans	(4)	–
Exchange translation difference	(88)	(31)
Balance at end of the period	3,063	5,304

22.	Contingent Liabilities

At 30 June 2006, the Group had contingent liabilities largely in respect of performance guarantees amounting to HK$467 million (as at 31 December 2005 – HK$887 million).

46	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

23.	Commitments

Outstanding group commitments not provided for in these interim accounts are as follows:

(a)	Capital commitments

	Telecommunications, mobile network		Telecommunications, fixed network
	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Contracted but not provided for	3,792	7,648	606	428
Authorised but not provided for	11,787	10,217	316	213
	15,579	17,865	922	641

(b)	Operating lease commitments

The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Buildings		Other assets
	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions	As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
Not later than one year	561	658	174	152
Later than 1 year and not later than 5 years	816	1,405	130	138
Later than 5 years	810	1,334	57	76
	2,187	3,397	361	366

(c)	Acquisition of telecommunications licence for third generation mobile service

There has been no material change to the Group’s commitments in respect of the acquisition of telecommunications licence for third generation mobile service since 31 December 2005.

(d)	Royalties commitments

There has been no material change to the Group’s royalties commitments since 31 December 2005.

(e)	Funding commitments

The Group holds call options, both directly and indirectly, which, if exercised, would entitle the Group to additional equity interests in its non-wholly owned investment holding companies in India, in each case subject to applicable regulatory approvals. Conversely, some Indian shareholders hold put options that could, again subject to applicable regulatory approvals, require the Group to purchase additional equity interests in those investment holding companies through which the Group holds indirect interests in the operating companies. The call and put options are exercisable at fair market value of the investment holding companies to be determined or agreed by the parties (and if no agreement is reached, as determined in accordance with a pre-agreed formula) at the time of exercise of the relevant option.

Interim Report 2006	Hutchison Telecommunications International Limited	47

Notes to the Condensed Consolidated Interim Accounts

24.	Substantial Shareholders

As at 31 December 2004, the Directors regarded HWL, a company incorporated in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited, as being its ultimate holding company. In December 2005, HWL disposed of 19.31% equity interest in the Company to Orascom Telecom Holding S.A.E. (“Orascom”) and ceased to be the ultimate holding company of the Company.

As at 31 December 2005 and 30 June 2006, the Company is owned as to 49.8% by HWL and 19.31% by Orascom. The remaining shares are widely held. As there was no shareholder, directly or indirectly, which has more than 50% of the voting control or otherwise has governing power over the Company, the Directors consider that the Company has no ultimate holding company as at 31 December 2005 and 30 June 2006.

25.	Related Party Transactions

For the purposes of these interim accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related party of the Group where those parties are individuals.

Related party group:

■	Hutchison Group – HWL together with its direct and indirect subsidiaries.

		Six months ended 30 June
		2005 HK$ millions	2006 HK$ millions
(i)	Key management personnel remuneration:
	Director’s fees	2	2
	Basic salaries and allowance, benefits-in-kind	7	7
	Bonus	10	10
	Provident fund contributions	1	1
	Share-based payments	–	21
		20	41
(ii)	Transactions with Hutchison Group:
	Fixed telecommunications and other services	(34)	(41)
	Mobile telecommunications services income	(9)	(11)
	Rental expenses on lease arrangements	41	31
	Bill collection services fee expenses	5	6
	Roaming arrangement fee income	–	(2)
	Sharing of services arrangements	14	14
	Dealership services fee expenses	6	8
	Global procurement services arrangements	16	10
	Provision of data center services	(10)	(9)
	Purchase of handset and accessories	247	423
	Purchase of office supplies	3	2
	Advertising and promotion expenses	3	7
	Guarantee and other finance fees	69	48

48	Hutchison Telecommunications International Limited	Interim Report 2006

Notes to the Condensed Consolidated Interim Accounts

25.	Related Party Transactions (continued)

		Note		As at 31 December 2005 HK$ millions	As at 30 June 2006 HK$ millions
(iii)	Balances with Hutchison Group:
	Receivables from related companies	(a	)	86	40
	Payables to related companies	(b	)	(153)	(135)
	Loan to a related company	(c	)	–	113

(a)	The receivables from related companies are unsecured, interest free and have no fixed terms of repayment.

(b)	The payables to related companies, arose during the ordinary course of business, are unsecured, interest free and have no fixed terms of repayment.

(c)

This represents a loan to Hutchison Call Centre Holdings Limited (“HCCHL”), a subsidiary of HWL, which is unsecured and bears interest at LIBOR plus 1% per annum. HCCHL holds a call option while the Group holds a put option exercisable between 3 to 5 years from March 2006, which if exercised, would entitle HCCHL to acquire the business owned by 3 Global Services Private Limited (“3GS”), a subsidiary of the Group, at an exercise price based on the aggregate of the consideration paid for the acquisition of Hutchison Tele-Services (India) Holdings Limited (“HTSI”) from HCCHL and investment cost plus interest accrued and after deduction of any distribution made by HTSI for the period from the date of acquisition to the date transfer of 3GS’ business. The loan is repayable upon the exercise of the said call/put options, or if the options were not exercised during the exercise period, the said loan together with the accrued interest income will be accounted for as the consideration for the acquisition of HTSI upon expiry of the options.

26.	Subsequent Events

(a)

On 30 June 2006, the Group entered into agreements to acquire ITNL for an aggregate consideration of US$450 million (or approximately HK$3,495 million). ITNL holds 5.11% of Hutchison Essar, a leading telecommunications company in India and a subsidiary of the Company. The acquisition of the Group’s interest in ITNL was completed subsequent to 30 June 2006.

(b)

On 31 July 2006, the Group entered into, and completed, an agreement with a wholly owned subsidiary of HWL to dispose of Vanda IT Solutions & Systems Management Limited (“VISS”), a wholly owned subsidiary of the Company, for a consideration of HK$105 million. Such consideration was paid on completion and may be subject to further adjustment. After completion, the Group has continued to provide financial assistance to VISS and its subsidiaries subject to a counter-indemnity.

(c)

On 23 December 2005, Hutchison Essar entered into a share purchase agreement to acquire BPL Mobile Communications Limited. On 31 July 2006, Hutchison Essar issued a notice to the vendors notifying them that all conditions precedent to completion had been fulfilled and satisfied or waived for the purposes of completion and called upon the vendors to undertake completion on 31 July 2006. The vendors have failed to undertake completion and on 1 August 2006, each of the vendors issued a notice to Hutchison Essar purporting to terminate the share purchase agreement. Hutchison Essar considers the vendors to be under an obligation to undertake completion and the attempt to terminate the share purchase agreement to be wrongful. Hutchison Essar is taking all necessary steps and action to pursue completion in accordance with the terms of the share purchase agreement.

27.	US Dollar Equivalents

The US dollar equivalents of the figures shown in the accounts are supplementary information and have been translated at the noon buying rate in New York for cable transfers as certified by the Federal Reserve Bank of New York in effect on 30 June 2006, which was HK$7.77 to US$1.00. Such translation should not be construed as representations that the Hong Kong dollar amounts represent, or have been or could be converted into, US dollar at that or any other rate.

Information for Shareholders

Listings

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Shares (ADSs) on New York Stock Exchange, Inc. Each ADS represents ownership of 15 ordinary shares of the Company. Additional information and specific enquiries concerning the Company’s ADSs should be directed to the Company’s ADS Depositary at the address given on this page.

Stock Code / Ticker

The Stock Exchange of Hong Kong Limited                      2332

New York Stock Exchange, Inc.                                           HTX

Registered Office

Century Yard, Cricket Square,

Hutchins Drive, PO Box 2681 GT,

George Town, Grand Cayman,

British West Indies

Telephone:    +1 345 945 3901

Facsimile:     +1 345 945 3902

Head Office and Principal Place of Business

22/F, Hutchison House,

10 Harcourt Road,

Hong Kong

Telephone:    +852 2128 1188

Facsimile:     +852 2128 1778

Principal Executive Offices in Hong Kong

20/F, Hutchison Telecom Tower,

99 Cheung Fai Road,

Tsing Yi,

Hong Kong

Telephone:    +852 2128 3222

Facsimile:     +852 2827 1371

Principal Share Registrar and Transfer Office

Butterfield Fund Services (Cayman) Limited

Butterfield House,

68 Fort Street, PO Box 705,

George Town, Grand Cayman,

British West Indies

Telephone:        +1 345 949 7055

Facsimile:         +1 345 949 7004

Hong Kong Branch Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716, 17/F,

Hopewell Centre, 183 Queen’s Road East,

Wanchai,

Hong Kong

Telephone:        +852 2862 8628

Facsimile:         +852 2865 0990

ADS Depositary

Citibank Shareholder Services

PO Box 43077,

Providence, Rhode Island 02940-3077,

USA

Toll free for US only:        1 877 248 4237 CITI-ADR

From outside US:              +1 816 843 4281

Facsimile:                          +1 201 324 3284

Email: citibank@shareholders-online.com

Investor Information

Corporate press releases, financial reports and other investor information on the Company are available online at the Company’s website.

Investor Relations Contact

Please direct enquiries to:

Email: htilir@htil.com.hk

Telephone:    +852 2128 3145

Website

www.htil.com

Cautionary Statements

This interim report contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Non-GAAP Measures

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

Hutchison Telecommunications International Limited
20/F, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong
Telephone : +852 2128 3222
Fax : +852 2827 1371
www.htil.com